JOINT STOCK COMPANY
AEROFLOT
Russian Airlines
International

37, bld. 9, Leningradsky prosp.,
Moscow, 125167, Russia
Tel.: (7-095) 155-6643, 752-9017
Fax: (7-095) 155-6647
http://www.aeroflot.ru

RECEIVED
2006 SEP 19 A 11: 17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Date 01.09.2006 our ref. 12-248

Office of Chief Council (202) 942-0659,
Division of Investment Management, 450
Fifth Street, N.W., Washington, D.C. 20549

06016943

SUPPL

Dear Sir / Madam,

In accordance with our obligations (regulated by Rule 12g3 – 2(b)) we send You a 1st and 2nd quarter 2006 report of JSC Aeroflot.

Code of the emitter 82 – 4592.

Attached materials consist of 89 and 65 pages.

If You would have any questions, please contact us by phone (095) 258-06-86 or by E-mail: zbunnakova@aeroflot.ru.

PROCESSED
SEP 19 2006
THOMSON
FINANCIAL

Sincerely Yours,

Deputy Director of
Corporate Property Department
JSC «Aeroflot - Russian airlines　　Dmitry Smurov

9/19

(82-4592)

QUARTERLY REPORT BY
the ISSUER OF SECURITIES

1st quarter of 2006

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Contact person: ***Matyuschenko Denis Sergeevitch***
Chief, Securities Section, Corporate Property Department
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail: dmatyuschenko@aeroflot.ru

CONTENTS

Introduction
Issuer's Information

a) **Issuer's Full Company Name -** Joint-Stock Company "Aeroflot-Russian Airlines"

Short name : JSC "Aeroflot"

b) **Location:** *Russian Federation*
Mailing Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) **Issuer's Contact Phones and E-mail:**
Phone: ***(095) 258-06-84, Fax: (095) 258-06-84***
E-mail:

d) **Internet pages:**
www.adr.db.com, www.skrin.ru, www.aeroflot.ru

e) **Information on Issuer's Securities**
Information on Shares

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22 1999 Subscription among shareholders	February 22, 1999

f) This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.

CHAPTER I. Brief Information on Issuer's Auditor and Assessor, and Financial Consultant, other natural persons, signing Quarterly Report

1.1. Information on Issuer's Auditor (Auditors)

Full Name. Joint Stock Company *"HLB "VNESHAUDIT"*

Brief Name: *"HLB "VNESHAUDIT LTD"*

Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610

Phone: 258-19-91

FAX: 967-04-97

E-mail: **info@vneshaudit.ru**

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *"Deloitte&Touche"*
Brief name: *"Deloitte&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (095) 933 73 00
Fax: (095) 933 73 01
E-mail; Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: November 6, 2002
Valid: November 6, 2007

The Issuer has no information on factors putting pressure on independence of the Auditor from the Issuer.

Auditing Committee as part of the Board of Directors and procedure of selecting the Auditor help decrease risks of such factors. Auditing Committee was founded in 2003. Chairman of the Committee shall be elected from members of the Board of Directors who are not staff employees of the Company. The Committee's terms of reference cover in particular issuing for the Board of Directors of the Company

recommendations on the Auditor who shall be selected from the number of internationally recognized independent Auditors with high professional profile. Within Committee's competence shall be the examination of the level of objectivity and independence of the Auditor.

Annual open contest to select an Auditor shall be carried out. The Board of Directors of the Company organizes such contests. Auditing Committee controls holding of the contest and draws a conclusion for the Board of Directors on compliance of the participants to the legislation of the Russian Federation.

The Issuer has no information on existence of any financial interest in the Issuer among Auditor's employees in the form of shares in the Authorized capital or possession of other securities of the Issuer, or family relations between officials of the Issuer and auditor, or any information that officials of the Issuer simultaneously hold official positions in the Auditor Company.

Borrowed funds have never been provided to the Auditor from the Issuer.

Payments to the Auditor shall be set as an actual compensation necessary to carry out the audit by the specialists of "HLB Vneshaudit" based on the time needed and hourly rates for different categories of specialists of "HLB Vneshaudit" at the time of signing the contract.

There are no deferred or overdue payments for the Auditor's services.

1.2. Information on the Issuer's Consultants

There is no financial consultant on the equity market rendering consulting services to the Issuer.

1.3. Information on other persons signing the Report

None.

Chapter II. Information on financial and economic status of the Issuer

2.1. Indicators of Issuer's Financial and Business Activities

№	Indicator description	Accounting method	2001	2002	2003	2004	2005	1 st 2006
1	Value of net assets, thousands rubles	According to the Method of Joint Stock Companies Assets стоимости Assessment as approved by the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003, №10н/03-6/пз	5 145 042	7 964 735	11 158 528	16 340 975	20 763 351	21 125 628
2	Relation of the sum of attracted means to the capital and reserves, %	(Long term liabilities at the reporting period end + Short term at the reporting period end) / Capital and reserves at the reporting period end x 100	252,966	140,152	82,588	48,710	57,840	47,880
3	Relation of the sum of short term Liabilities to the capital and reserves, %	Short term liabilities at the reporting period end / Capital and reserves at the reporting period end x 100	240,992	128,763	82,229	45,870	44,490	34,700
4	Coverage of payments for debt servicing	(Net profit for the reporting period + allocation for depreciation for the reporting period - Dividends) / (Liabilities due for repayment during the reporting period + % interests due for payment during the reporting period)	0,106	0,303	0,427	0,788	0,494	0,039
5	Level of outstanding liabilities, %	Outstanding liabilities at the reporting period end / (Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100					4,837	7,689
6	Turnover of accounts receivable, times	Returns from sold goods, products, works, services less value adder tax, excise duties, compulsory charges and so on / (accounts payable at the reporting period end – indebtedness of partners (founders) in relation to contribution into authorized capital at the reporting period end)	5,417	4,725	5,375	4,789	3,401	9,030

In accordance with the Method of evaluation of the value of net assets of joint stock companies as approved by order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10н/03-6/пз

Calculation of the value of net assets of the JSC "Aeroflot – Russian Airlines"

Indicator description	Code of accounting balance sheet line	2001	2002	2003	2004	2005	1st quarter of 2006
I. Assets	110	76785	69026	61565	58325	52 682	50 169
1. Intangible assets							
2. Fixed assets	120	3 641 605	3 475 841	3 433 666	3 734 614	3 936 956	3 875 729
3. Construction in progress	130	986 908	860361	1 128 691	1 291 079		1 171 929
4. Income bearing investments into material values	135	-	-	-	-		-
5. Long term and short term financial investments	140+250	2 199 258	1 832 048	2 322 663	2 598 190	3 924 801	5 836 317
6. Other non circulating assets	145+150	-	-	6 000	6 987	147 327	309 356
7. Stocks	210	1 837 162	1 939417	2 626 106	2 998 698	2 939 607	2 836 857
8. Value added tax on values purchased	220	479 234	394 106	346 773	401 458	506 925	490 846

9. Accounts receivable	230+240	7 664 800	9 524 157	9 028 147	11 771 184	18 479 142	14 531 906
10. Money means	260	800 964	1 007 321	1 401 250	1 435 166	1 647 535	2 183 802
11. Other circulating assets	270	-	-	-	-	-	-
12. Total assets taking into account (sum of items 1 to 11 above)		17 686 716	19 102 277	20 354 861	24 295 701	32 755 262	31 226 238
II. Liabilities 13. Long term liabilities in relation to loans and credits	510	600 000	905 911	-	222 196	1 960 536	1 683 135
14. Other long term liabilities	515+520	-	-	40 052	240 935	806 281	1 096 807
15. Short term liabilities in relation to loans and credits	610	3 367 293	2 500 819	2 109 230	1 029 286	1 727 967	1 765 321
16. Accounts payable	620	8 498 853	7 717 690	7 006 417	6 430 286	7 488 783	5 142 060

Indicator description	Code of accounting balance sheet line	2001	2002	2003	2004	2005	1st quarter of 2006
17. Indebtedness to partners (founders) for payment of income	630	13 519	11 498	6 987	31 887	8 344	8 344
18 . Reserves for deferred expenses	650	62 009	1 624	33 647	-	-	404 943
19. Other short term liabilities	660	-	-	-	-	-	-
20. Total liabilities taken into account (sum of items 13 to 19 above)		12 541 674	11 137 542	9 196 333	7 954 726	11 991 911	10 100 610
21. Value of net assets of the joint stock company (total assets taken into account (page 12) less liabilities taken into account (page 20))		**5 145 042**	**7 964 735**	**11 158 528**	**16 340 975**	**20 763 351**	**21 125 628**

Note:
The difference with the Report on the capital flaw (Form 3) is caused by the change of the calculation method. For comparability of indicators the net assets are calculated in accordance with the Method of Evaluation of Net Assets of Joint Stock Companies as approved by Order of the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003 N 10н/03-6/пз.

2.2. Issuer's Market Capitalization

Information on market capitalization of JSC "Aeroflot" for the last 5 completed years to the date of ending of each financial year and to the date of ending of the 1st Quarter of 2006.

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS (for the 1st Quarter 2005 Stock Exchange ММВБ) in the last month preceding the month of the end of the reported period and in the last month of each completed fiscal year for which issuer's capitalization is reported.

Year	Capitalization, USD
2001	395 379 402
2002	383 162 623
2003	766 325 246
2004	1 359 949 658
2005	1 566 612 412
1Q 2006	2 377 440 393

When calculating this paragraph information was used on auctions and average weighted prices taken from free pages (www.rts.ru) and (www.micex.ru).

2.3. Issuer's Liabilities

2.3.1. Payables

Accounts payable for January-March 2006

Description of liabilities payable	Less than 1 year	More than 1 year
Accounts payable before suppliers and contractors , rubles including:	4 183 786 000	0
outstanding accounts payable total, rubles	739 313 737	x
Accounts payable before employees, rubles	253 891 000	0
outstanding accounts payable total, rubles	0	x
Accounts payable before state budget and non-state extra-budgetary funds	189 179 308	39 844 692
outstanding accounts payable total, rubles	39 851 033	x
Credits, rubles	1 765 321 081	1 683 134 878
outstanding accounts payable total, rubles	0	0

Loans, rubles Including:	0	0
outstanding accounts payable total, rubles	0	0
overdue loan, rubles	0	0
bond loan, rubles	0	0
Outstanding bond loan, rubles	0	0
Other liabilities payable total, rubles including:	480 176 084	3 526 916
outstanding accounts payable total, rubles	2 750 172	x
Total, rubles:	6 872 353 473	1 726 506 486
including outstanding accounts payable total, rubles	781 914 941	x

2.3.2. Other Issuer's Liabilities

Issuer's liabilities which may materially affect financial performance of the Issuer – none.

2.4. Risks connected with acquisition of placing (placed) securities

2.4.1. Industry Risks

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity. Both in the company, other companies and especially abroad.

As civil aviation considerably aimed at consumer market a material effect lies in macro economic factors and primarily living standards of the population and level of business activity in the country which are heavily influenced by price fluctuations of raw materials on world markets. Thus fluctuations of world prices, change of economic policies of the state heavily influence operations activity and financial state of the air carrier Aeroflot inclusive.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor favorably influences growth of air carriers and especially Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

2.4.2. Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

2.4.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

2.4.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.4.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.
In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

Chapter III. Detailed Information on the Issuer

3.1. Branch offices and representatives of the issuer

Branch offices and representatives of the issuer.

Name: ***Australia (Sydney)***
Location: ***Sydney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIA***
Head: ***Sokolov Dmitri Alekseyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 July 2004 (termless)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 September 2001 (termless)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegiriov Igor Anatolievich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***from5 November 2002 (termless)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 28 November 2001 (termless)***

Name: ***Germany (Frankfort)***

Location: ***Frankfort***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergey Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugenie Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandre Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valeriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 August 2004 (termless)***

Name: **Germany (Munich)**
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hahn)***
Location: ***Hahn***
Postal Address: ***AEROFLOT, GEBAUDE 850 D-55483 FLUGHAFEN HAHN GERMANY***
Head: ***Koroliov Oleg Konstantinovich***
Opened: ***1 October 2001***
Power of Attorney valid: ***24 April 2003 (termless)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Acting as Head: ***Anosov Yuri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20 September 2004 (termless)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Mulkidzanov Dmitri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24 April 2004 (termless)***

Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoly Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29 October 2001 (termless)***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 May 1999 (termless)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 March 2001 (termless)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 June 2002 (termless)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 June 2001 (termless)***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 Queen street, East Toronto, Ontario, Canada***
Head: ***Turovzchev Andrey Viktorovich***
Opened: ***30/11/1998***

Power of Attorney valid: ***from 29/01/ 2002 (termless)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 March 2002 (termless)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 1998 (termless)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2000 (termless)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from12 May 2004 (termless)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 February 2003 (termless)***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***France (Paris)***
Location: ***Paris***

Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from14 May 2002 (termless)***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 April 1998***
Power of Attorney valid: ***from16 April 2001 (termless)***

Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karatayev Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from15 March 2004 (termless)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valeri Felixovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from12 July 2004 (termless)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from4 May 2001 (termless)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexandre Serafimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from20 January 2004 (termless)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergey Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 December 2002 (termless)***

Name: ***Serbia and Montenegro***

Location: **Belgrade**
Postal Address: ***21, Brace Jugovica, 11000 Belgrade***
Head: ***Smirnov Vadim Valentinovich***
Opened: ***01.08.2001***
Power of Attorney valid: ***21.03.2003***

Name: ***USA (New York)***
Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoly Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: **USA (Los Angeles)**
Location: **America**
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 June 2002 (termless)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandre Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 2002 (termless)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennady Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29 July 2002 (termless)***

Name: ***Ireland (Dublin)***
Location: ***(Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***

Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 November 2003 (termless)***

Name: ***Cuba (Havana)***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Panama (Panama)***
Location: ***Panama***
Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Neshto Sergey Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 August 2004 (termless)***

Name: ***Peru (Lima)***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Mordavchenkov Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 (termless)***

Name: ***Vietnam (Hanoi)***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Igranov Eugeni Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 October 2001 (termless)***

Name: ***India (Delhi)***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Vasiutkin Vitali Matveyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 10 April 2003 (termless)***

Name: ***India (Bombay)***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 14 March 2003 (termless)***

Name: ***China (Beijing)***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 8 July 2002 (termless)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 October 2000 (termless)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23 November 2001 (termless)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 December 2000 (termless)***

Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21 November 2002 (termless)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Suhov Vladimir Mikhailovich***

Opened: **21 June 1994**
Power of Attorney valid: ***from 27 November 2002 (termless)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 August 2002 (termless)***

Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 June 2002 (termless)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30 June 2003 (termless)***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 May 2003 (termless)***

Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***

Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 September 1999 (termless)***

Name: ***Lebanon (Beirut)***
Location: ***Beirut***
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovalchuk Viacheslav Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 January 2004 (termless)***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 1996 (termless)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Hilchenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2003 (termless)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003 (termless)***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandre Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***9 August 2001 (termless)***

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 February 2001 (termless)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***375 002, Yerevan, Amiryana st. 12***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***
Power of Attorney valid: ***from 21 July 1997 (termless)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk 220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid ***12 April 2001 (termless)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***380002, Tbilisi, D. Agmashenebeli st., 76/1***
Head: ***Grehov Alexandre Victorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 December 2003 (termless)***

Name: ***Kazakhstan (Almaty)***
Location: ***Almaty***
Postal Address: ***480004 Almaty, 59, fl.45 Zheltoksan st.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22 January 2002 (termless)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***720040, Bishkek, Moskowskaya str.***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23 May 2001 (termless)***

Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexandre Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 7 April 2004 (termless)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***

Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovich***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30 July 2004 (termless)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***700015, Tashkent, 79A Nukus st.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***30 June 2003 (termless)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: ***:01032, Kiev, 112/A Saksaganski st.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***13 September 2001 (termless)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***95006, Symferopol, 2A Pavlenko st.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***
Head: ***Fedosov Ruslan Veniaminovich***
Opened: ***12 March 1998***
Power of Attorney valid: ***19 May 2004 (termless)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 Voskresenskaya st., Arkhangelsk 163051.***
Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***
Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergey Feodorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Anapa)***
Location: ***Anapa***
Postal Address: ***Airport 7 Anapa, 352447***
Head: ***Fedotkov Oleg Igorevich***
Opened: ***22 October 2004***

Power of Attorney valid: ***from 24/01/2006 to 31/12/2006***

Name: ***Russia (Barnaul)***
Location: ***Barnaul***
Postal Address: ***226, Panlovskiy trakt, Airport***
Head: ***Ushkov Aleksandr Valer`evich***
Opened: ***17.07.2004***
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 Lenin pr., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Irkutsk)***
Location: ***Russia***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kemerovo)***
Location: ***Russia***
Postal Address: ***1, Kolomiytseva str.***
Head: ***Egorov Konstantin Nikolaevich***
Opened: **12.07.2004**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***
Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: ***56 Belinski st., Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alexeyevich***
Opened: ***26 August 1999***

Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***
Head: ***Dariyev Denis Vasiliyevich***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Mineralniye Vodi)***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91, 630099.***
Head: ***Matiukh Sergey Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***
Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11, Omskaya Str., 628606***
Head: ***Antonov Mihail Aleksandrovich***
Opened: **16.04.1999**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st., OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***

Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 Popov st., Perm 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Rostov-on-Don)***
Location: ***Rostov-on-Don***
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 443001.***
Head: ***Luzgin Sergey Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***
Head: ***Sytih Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: ***:3 Chaikovski st., Sochi 354065, Krasnodarski Territoty***
Head: ***Mukhin Sergey Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Tyumen)***
Location: ***Tyumen***
Postal Address: ***84/1, Malygina str., 625026***
Head: ***Arhipov Vladimir Urevich***

Opened: **20.05.2004**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056, Bashkortostan Republic.***
Head: ***Kuznetsov Andrei Viktorovich***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

3.2. Issuer's Regular Economic Activities

3.2.1. Issuer's Regular Economic Activities

Issuer's regular economic activities

- Air transportation on Domestic and International flights regular and charter in accordance with existing international agreements and licenses for operation of airlines issued in accordance with established procedures;
- passenger services;
- handling of cargo;
- technical service and repair of aircraft;
- selling of passenger and cargo travel documents;
- publishing, processing and selling of passenger and cargo travel documents.

Volume of air transportation of JSC "Aeroflot"

Activities	2000	2001	2002	2003	2004	2005	1Q 2006
1.Passenger transportation, million							
Total:	5,1	5,8	5,5	5,8	6,6	6,7	1,382
inclusive International	3,7	4,2	3,9	4,1	4,6	4,7	1,006
Domestic	1,4	1,6	1,6	1,7	2,0	2,0	0,375
2.Cargo and Mail thousand tons							
Total:	107,4	101,6	109,5	114,2	145,5	145,4	31,5
International	95,4	86,8	93,3	95,7	124,9	121,8	26,8
Domestic	12,0	14,8	16,2	18,5	20,6	23,6	4,7

Main types of activities and their share in the volume of realization (income)

The predominant type of the activities of the "Aeroflot" Co, Ltd. which is of prior significance for the Issuer is flight operation, both passenger and cargo.

Main types of activities and their share in the volume of realization (income)

Name of activities	2000	2001	2002	2003	2004	2005
Passenger transportation revenues	74,0%	76,9%	76,7%	76,0%	75,8%	74,2%
Cargo transportation revenues	8,8%	7,1%	7,4%	7,6%	9,6%	10,8%
Mail transportation revenues	0,2%	0,3%	0,3%	0,3%	0,2%	0,2%

2005 revenues from operations activity amount 62 849.3 million rubles which is 11,5 % higher than in 2004. Noteworthy, air company's revenues from operations were formed 74,2% from passenger transportation, 10,8% - cargo, на 0,2% - mail, на 12% – contract payments from foreign air carriers from joint operations 2,8% - other activities.

Passenger transportation revenues increased in 2005 9,1% amounting 46 652,5 million rubles.

2005 revenues from air transportation on international airlines amount 82,9% of total value and amounted in 2005 38 676,6 million rubles which was 7,5% higher the level of 2004. Revenue growth occurred because of profitability growth.

Proceeds of transportation activities on domestic lines increased 18,1% in 2005 making 7 975,9 Million Rubles or 17,1% of overall revenues from passenger transportation.

Revenue growth also lies increase profitability growth.

Revenues from cargo and mail transportation increased in 2005 24,7% making 6 919,5 million rubles due to cargo transportation on freight carriers which increased 1,4 times. Major part of revenues – 92,3% - came from international transportation. Growth lied growth of volumes of transportation.

3.2.2. Main types of products (works, services)

Issuer's Basic Economic Activities and their share in proceeds

Aeroflot operates flights carrying passengers, mail and cargo on domestic and international air routes. According to the results of 2005 JSC Aeroflot transported 6 Million 706,9 Thousand passengers and 145,6 Thousand tons of cargo making 20 Billion 750,6 Million passenger-kilometers and 2736.1 Million tonne-kilometers. As compared with 2004 volume of air transportation in tonne-kilometers increased by 20,3%. The growth of volumes of air transportation occurred because of opening of new routes, increase in flight frequencies on a number of directions, optimization of route network, operating of new equipment, and better use of existing equipment, both in flight hours and commercial load.

Structure of production and products (services sale expenses) of JSC "Aeroflot" 1Q 2006

Name of the expenses item	Period under report
Raw materials and goods, %	3,52
Purchased components, half-finished products, %	2,71
Operations and services of production nature carried out by contractors, %	2.32
Fuel, %	35,37
Energy, %	0,07
Labor payment expenses, %	10,03
Interest on credit, %	

Rent, %		9,50
Allocation to social needs, %		3.01
Depreciation of fixed assets, %		1,47
Taxes included in prime cost, %		0,34
Other expenses, %		10,82
-depreciation of fictitious assets, %		0,02
-mandatory insurance contributions, %		1,20
-incidental expenses, %		0,06
-agent's commission,		4,28
-per diem and hotel accommodation of the staff		0,94
-other expenses		4,32
Total expenses on production and sale (operations, services) (prime cost), %		100,00

3.2.3. Raw and other materials and Issuer's suppliers

1. Sources of raw materials for basic operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:
Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
Home – TC-1 (PT) to the State Standard 10227-86.

Fuelling Price Fluctuations, March 2006

Region	Month reported	Previous month	+/-%
Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded	15.059,2	14.930,7	0,9
Airports abroad, $, $/t	675,9	683,5	-1,1

Airports, Russia, price "to the wing" Ruble/ton, VAT excluded	16.470,3	16.165,2	1,9
CIS airports, $/t	721,4	723,8	-0,3

Volume of fuel purchases, thousand tons, March 2006

Region	Reported month	Previous month	+/-%
Sheremetyevo	52,8	46,7	13,1
Foreign airports	31,6	25,7	23,0
Russian airports	13,8	11,2	23,2
CIS airports	2,7	2,4	12,5
Fuelling of own park	97,77	83,528	17,1
Sheremetyevo sales to other airlines	3,130	2,472	26,6

Market prices long-term forecast
Source: Morgan Stanley from April 03, 2006

	May 2006	June 2006	3rd Q 2006	4th Q 2006	1Q 2007
IPE Brent ($/bbl)*	**66.90**	**67.28**	**67.68**	**67.96**	**68.07**
Jet CIF NEW ($/t)**	**647.1**	**654.1**	**669.8**	**683.9**	**686.2**
Jet FOB Rott ($/t)***	**639.6**	**647.1**	**663.0**	**677.1**	**680.2**

* Quotations of stock exchange for financial futures for Brent for the mentioned period on IPE (London);

** monthly average of quotations for aviation kerosene on the market CIF NWE;

*** monthly average of quotations for aviation kerosene on the market FOB Rott

3.3. Affiliated and Subsidiary Companies of the Issuer

1. Name: ***"Alt Reise Buro", JSC***

Location: ***Denmark, Copenhagen***

Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

2. Name: ***'Avia Leasing", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Leningradski prospect, 37-5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3. Name: ***Close Corporation "Sherotel", Affiliated Company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***hotel accommodation services for natural persons and legal entities, office spaces for rent.***

Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

4. Name: ***JSC "Terminal"***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

5. Name: ***Close Corporation "Aeroflot Plus", Affiliated Company***

Location: ***Moscow***

Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***air transportation services of high comfort and service (elite air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments.***

6. Name: ***Tris Travel SRL, Affiliated Company***

Location: ***Roma, Italy***

Postal Address: ***00184, Italy, Roma, Labikana roa, 32***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***passenger and cargo air transportation sales, tourism***

Positioning of the Company in the Issuer's Business Activity: ***Investment***

7. Name: ***"Aeroflot Riga Ltd", Affiliated Company***

Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" – single founder.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***

Positioning of the Company in the Issuer's Business Activity: ***Investment.***

8. Name: ***JSC Insurance Company "Moskva", Affiliated Company***

Location: ***Moscow***

Postal Address: ***121205, Moscow, Novi Arbat Street, 36/9***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 100% of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: **CASKO-*insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Positioning of the Company in the Issuer's Business Activity: KACKO-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

9. Name: ***"Aeromar" Ltd. Affiliated company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow, Sheremetyevo International airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***

Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

10. Name: ***JSC "Aeroflot-Don".***

Location: ***Russian Federation, Rostov-on-Don***

Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Regular and charter Domestic and International air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

11. Name: ***"Aeroflot-Nord" Ltd.***

Location: ***Russian Federation, Arkhangelsk***

Postal Address: ***RF, 163053, Arkhangelsk, Airport Talagi***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Passenger, cargo, mail transportation, domestic and international, in accordance with requirements of Air Law and other legal documents of RF.***

Positioning of the Company in the Issuer's Business Activity: ***Air Transportation, jointly with "Aeroflot"***

12. Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***
Location: ***Moscow Region, Khimki District***
Postal Address: ***124340, Moscow Region, Khimki District, Sheremetyevo-1 airport***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***
Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

13. Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***
Location: ***Moscow***
Postal Address: ***125829, Moscow, Leningradski prospect, 64, off.129***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***50 %***
Activity status: ***Airport services, ground support and other aviation services on the territory of International Airport "Scheremetyevo-2"***
Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

14. Name: ***"AM-Terminal" Ltd***
Location: ***Moscow***
Postal Address: ***124340, Moscow, airport Scheremetyevo-2***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***Passenger, cargo service, technical and commercial Service of air craft, ground technical and commercial Service of air craft on airfields***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

15. Name: ***Transnautic Aero GMBH***
Location: ***Germany, Kelsterbach***
Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnveg, 26-28***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***49 %***
Activity status: ***sales and bookkeeping of air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

16. Name: ***"Aeromash – Aviation Security" Inc***
Location: ***Moscow District***
Postal Address: ***141400, Moscow District, Khimki district, International airport Scheremetyevo-2,3, room 1147***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***45 %***
Activity status: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***
Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

17. Name: ***"Aerofirst" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***141400, Moscow, Khimki, International airport Sheremetyevo-2, 309***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***33,3 %***
Activity status: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***
Positioning of the Company in the Issuer's Business Activity: ***Investments***

18. Name: ***"Fuel Filling Company" Inc, TZK Inc. Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***124340, Moscow, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***31 %***

Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

19. Name: ***"Fuel filling complex Sheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***141400, Moscow District, Khimki, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***31 %***
Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

20. Name: ***"Aeroimp Ltd ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***25 %***
Activity status: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3.4. Composition, structure and value of the Issuer's fixed assets, information on planed purchasing, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets

3.4.1. Fixed Assets

	(thousands rubles)	as at 01.01.2001		as at 01.01.2002		as at 01.01.2003		as at 01.01.2004	
№	**Name of Fixed Assets Group**	**Full value**	**Residual value**	**Full value**	**Residual value**	**Full value**	**Residual value**	**Full value**	**Residual value**
1	Buildings	680 415	537 148	667 460	548 765	857 691	730 226	1 066 998	954 263
2	Constructions	5 561	4 255	12 194	10 298	18 635	16 252	89 242	68 234
3	Machinery and equipment	791 440	596 777	966 063	702 138	1 148 815	769 763	1 269 634	793 779
4	Transportation means	292 283	180 774	367 715	225 900	372 424	199 642	414 714	220 343
5	Production and household equipment	106 571	77 800	152 710	104 484	237 719	121 447	276 590	144 333
6	A/c hulls	3 196 178	412 242	3 241 892	376 405	3 132 662	381 599	2 941 992	355 602
7	A/c engines	6 389 231	2 211 516	6 038 914	1 644 205	5 636 230	1 197 707	4 738 572	823 998
8	Perennial planting	187	131	187	127	10 994	10 929	10 994	10 924
9	Other	21 911	9 867	54 120	29 283	105 819	48 276	101 359	62 190
	TOTAL:	**11 483 777**	**4 030 510**	**11 501 255**	**3 641 605**	**11 520 989**	**3 475 841**	**10 910 095**	**3 433 666**

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	(thousands rubles)	as at 01.01.2005		as at 01.01.2006		as at 01.01.2006	
№	**Name of Fixed Assets Group**	**Full value**	**Residual value**	**Full value**	**Residual value**	**Full value**	**Residual value**
1	Buildings	1 274 991	1 137 287	1 348 962	16 804	1 350 377	172 379
2	Constructions	99 161	72 224	105 053	33 708	105 051	35 667
3	Machinery and equipment	1 495 439	872 879	1 661 449	811 355	1 699 972	866 712
4	Transportation means	476 557	250 785	522 468	272 523	548 581	288 383
5	Production and household equipment	315 371	184 953	388 096	173 833	391 862	186 026
6	A/c hulls	2 467 125	389 227	2 589 157	1 985 501	2 617 520	2 018 545
7	A/c engines	4 414 615	559 446	4 364 871	3 897 017	4 293 627	3 864 731
8	Perennial planting	10 807	10 807	10 807	0	9 194	175
9	Other	330 143	257 006	375 860	91 026	397 696	105 533
	TOTAL:	**10 884 209**	**3 734 614**	**11 366 723**	**7 429 767**	**11 413 880**	**7 538 151**

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CHAPTER IV. Information on Financial and Business Activities of the Issuer

4.1. Results of Financial and Business Activities of the Issuer

4.1.1. Profit and loss

№	Indicator Description	Calculation method	2001	2002	2003	2004	2005	1st quarter 2006
1	Revenue, thousands rubles	Total revenue from sales of goods, products, works and services	41 517 792	45 000 135	48 527 418	56 377 181	62 849 278	13 117 265
2	Gross income, thousands rubles	Income (sales proceeds) – cost of production of goods, products, works and services sold (except commercial and administrative expenses)	4 808 368	9557 152	8 744 407	9881564	9 111 376	1 085 521
3	Net profit (undistributed profit (uncovered loss), thousand of rubles	Profit (Loss) from regular activities + extraordinary income – extraordinary expenses	1 314 849	3 198469	3 978 006	6330143	6 032 405	398 650
6	Assets profitability, %	Net profit / balance value of assets	7.434	16.744	19.543	26.050	18.400	1.300
7	Own capital profitability, %	Net profit/ (capital and reserves – targeted financing and earnings + deferred income – own shares redeemed from shareholders)	25.556	40.158	35.650	38.740	29.000	1.900
8	Production (sales) profitability, %	Income from sales / gross / earnings (sales proceeds)	0.819	7.427	6.804	7.650	5.200	-0.400
9	Sum of uncovered loss at the accounting period date, thousand rubles	Uncovered loss of previous years + uncovered loss of the accounting year	1 710 805	783 593	0	0	0	0
10	Relation of outstanding loss at the reporting period date and balance sheet value	Sum of outstanding loss at the accounting period date / assets balance value (balance value)	0.097	0.041	0	0	0	0

4.2. Issuer's liquidity 1st quarter 2006

№	Indicator Description	Calculation method	2001	2002	2003	2004	2005	1Q 2006
1	Own circulating assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	-1 231 800	1 738 582	4 213 165	8 953 900	13 120 505	9 960 938
3	Factor of own assets autonomy	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets	0.291	0.417	0.548	0.673		
4	Provisioning of stocks by own circulating means	Own circulating means / stocks	-0.670	0.896	1.604	2.986		
5	Index of Permanent assets	Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + income of future	1.239	0.782	0.622	0.452	0.368	0.528
6	Current liquidity factor	Circulating assets – long term receivables / short term liabilities (excluding income of future periods)	0.947	1.258	1.465	2.257	2.722	2.740
7	Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (income of future periods not included)	0.753	1.030	1.140	1.803	2.349	2.286

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4.3. Size, structure and sufficiency of issuer's capital and circulating assets

4.3.1. Size and structure of issuer's capital and working funds

Sufficiency of capital and circulating funds of the Issuer

№	Indicator Description	Calculation method	2001	2002	2003	2004	2005	1Q 2006
I.	**Capital amount and structure**							
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of accounting balance sheet	1 110 616	1 110 616	1 110 616	1 110 616	1 110 616	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of accounting balance sheet	0	0	0	37	0	0
3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of accounting balance sheet	0	0	277 654	277 654	277 654	277 654

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4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles	Line 420 of accounting balance sheet	4 055 525	3 922 433	3 704 937	3 492 079	3 374 338	3 341 538
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of accounting balance sheet	1 538 163	3 704 782	6 054 758	11 450 693	15 971 829	16 367 551
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of accounting balance sheet	0	0	0	0	0	0
7	Issuer's total amount of capital, thousand rubles	Line 490 of accounting balance sheet	5 010 885	7 954 238	11 147 965	16 331 005	20 734437	21 097 359
II.	**Amount and structure of circulating assets**							
1	Stocks, thousand rubles	Line 210 of accounting balance sheet	1 837 162	1 939 417	2 626 106	2 998 698	2 939 607	2 836 857
2	Value added tax on purchased values, thousand rubles	Line 220 of accounting balance sheet	479 234	394 106	346 773	401 458	506 925	490 846

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3	Long term receivables, thousand rubles	Line 230 of accounting balance sheet	0	0	0	0	0	0
4	Short term receivables, thousand rubles	Line 240 of accounting balance sheet	7 664 800	9 524 157	9 028 147	11 771 184	18 479 142	14 531 906
5	Short term investments, thousand rubles	Line 250 of accounting balance sheet	527 714	11 123	7 222	302 120	1 539 207	18 137
6	Money means, thousand rubles	Line 260 of accounting balance sheet	800 964	1 007 321	1 401 250	1 435 166	1 647 535	2 183 802
7	Other circulating assets, thousand rubles	Line 270 of accounting balance sheet	0	0	0	0	0	0
III.	**Capital sufficiency**							
1	Relation of outside funds to capital and reserves, %	(see item 2.1.)	252.966%	140.152%	82.588%	48.710%	57.84	47.88
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	240.992%	128.763%	82.229%	45.870%	44.49	34.70
IV.	**Circulating assets sufficiency**							
1	Turnover of receivables, times	(see 2.1.)	5.417	4.725	5.375	4.789	3.401	9.03
2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest accounting quarter) / 90 days	3 327	4 792	3 186	2 603	10 098	16 182

3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter						

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4.3.2. Issuer's Financial Investments

Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 31.12.2005

Investments into securities

Full and abbreviated name of the object of a financial investment	Place of residence	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Face value of securities	Book value of securities	Amount of declared dividend (in the current or previous year)
Joint Stock Company "France Telecom"	France, 75505 Paris, Plas de Allero, 6	FR0000133308	Ordinary non-documented, payable to bearer shares 511 992 pcs	2 047 968 Euro 70 009 786.08 Rubles (exchange rate as of 31.12.05 1 Euro = 34.1850 Rbl)	10 746 712.08 Euro 367 254 914.61 Rubles	In 2004: 0.48 euro per 1 share

ZAO «Sherotel» - loans given

Full and abbreviated name of the object of a financial investment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
Closed Joint Stock Company "Sherotel", ZAO «Sherotel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	7712014856	6 761 656%/ 1 000 048 935, 35 rubles. The amount of loan granted exceeds the Charter capital by 67 617 times	6-month LIBOR rate + 0.8125/ October 1st, 2016

4.3.3. Issuer’s Intangible Asset

№	Name of the intangible assets group	2000		2001		2002	
		Full value	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**
1	Intellectual property objects (exclusive rights for benefits from intellectual property)	77		-		4 436	182
2	Administrative expenses	-		-		-	
3	Company business standing	-		-		-	
4	Others	111 074		140 766		101 425	2 685
	TOTAL:	**111 151**	-	**140 766**	-	**105 861**	**2 867**

№	Name of the intangible assets group	2003		2004		1st quarter of 2006	
		Full value	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**	**Full value**	**Amount of depreciation charged**
1	Intellectual property objects (exclusive rights for benefits from intellectual property)	4 436	726	4 938	2 287	4 937	2 481
2	Administrative expenses	-	-	-	-	-	-
3	Company business standing	-	-	-	-	-	-
4	Others	105 865	9 855	106 312	56 281	106 344	58 631
	TOTAL:	**110 301**	**10 581**	**111 250**	**58 568**	**111 281**	**61 112**

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the Company and brief information about employees (workers) of the issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Issuer's Board of Directors

Ivanov Viktor Petrovitch – Chairman of the Board of Directors
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Deputy Chief of Administration of the President of the Russian Federation*
Period: *2004 - now*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Advisor to the President of the Russian Federation*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Butrin Mikhail Robertovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998 - 1999*
Organization: *ZAO U C B Capital*
Activity: *Finance*
Position: *Director, Corporate Finance Management*
Period: *1999 - 2000*
Organization: *"Consulting, Research, Restructuring" LTD*
Activity
Position: *Director General*
Period: *2000 - 2003*
Organization: *Moscow Representation Office "Chichester Trading LTD"*
Activity
Position: *Executive Director*
Period: *2003 - 2004*

Organization: *"National Reserve Bank"*
Activity: *Banking*
Position: *Vice President*
Period: *2004 - 2005*
Organization: *"National Reserve Corporation" Ltd*
Activity
Position: *Deputy Director General*
Period: *2005- now*
Organization: *Deutsche United Finance Group*
Activity
Position: *Managing Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Grechukhin Igor Nikolayevich
Education: *higher*
Positions held within the last 5 years:
Period: *1998 -2000*
Organization: *Head Department of economic and industrial development Krasnoyarsk Region*
Activity: *State Service*
Position: *Deputy Chief*
Period: *2001 - 2004*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2005 – now*
Organization: *Ministry of economic development of the Russian Federation*
Activity: *State Service*
Position: *Department Head*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Dushatin Leonid Akexeevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2002*
Organization: *Fuel Energy Complex*
Activity: *Energy*
Position: *Vice-President Department Chief*
Period: *2002 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy Chairman of the Board*
Period: *2004 - now*
Organization: *"National Reserve Corporation"*
Activity
Position: *First Deputy Director*

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Kopeikin Mikhail Yurievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2003*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Chief economic department and property management*
Period: *2003 - now*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Deputy Chief of Staff*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Tikhonov Alexander Vasilievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998-2000*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2000 - 2004*
Organization: *Federal Agency of State property management*
Activity: *Transport*
Position: *Deputy Department Chief of the Ministry of Property Relations of the Russian Federation, Chief of Department of property management of science and social sphere organizations*
Period: *2004 – now*
Organization: *Ministry of transport of the Russian Federation*
Activity: *Transport*
Position: *Director of Department of structural reform*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Uvarov Alexei Konstantinovitch

Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Chief of Department of property of machine-building and metallurgy, Chief of Department of property of law enforcement ministries and organizations, Department of property of military-industrial complex, Deputy Chief of the Department of property of industry and construction*
Period: *2004 - now*
Organization: *Federal Agency of State property management*
Activity: *State Service*
Position: *Chief of Management Department*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Fedorov Alexei Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1985- now*
Organization: *Federal Security Service (FSS) of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief of the FSS*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Shablin Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *now*
Organization: *"National reserve Bank"*
Activity: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Personal executive body, members of collective executive body of the Issuer:

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Avilov Vasili Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Chief of administration*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*
Period: *1999 - now*
Organization: *ZAO "Aerofirst". Subsidiary company.*
Activity : *Trade*
Position: *Member of the Board of Directors supervisory committee). Elective office.*
Period: *1997 - now*
Organization: ZAO *"Aeromash-Aviation Security". Subsidiary company.*
Activity: *Security*
Position: *Member of the Board of Directors supervisory committee). Elective office.*

BachurinEvgeni Viktorovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1999 – 2000
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Advisor of the First Deputy Director General, Finance, Economics, Commerce*
Period: 2000 - 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director, Department of receivership*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director of Commerce*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: 2002 - now
Organization: JSC "Alt Reisebüro""
Activity: Service

Position: *Member of the Board of Directors (Supervisory Board)* Elective office
Period: 2003 - now
Organization: "Aeromar" Ltd
Activity: Food and Catering Supplies
Position: Member of the Board of Directors (Supervisory Counsel) Elective office

Belykh Yuri Ilyich
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 2001*
Organization: "Transaero" Aviation Company
Activity: Transport
Position: Deputy Director General, technical service
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief Engineer, Technical Director, - Chief of ATK complex*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Volymerets Anatoli Ivanovitch
Education: *higher*
Positions held within the last 5 years:
Period:: *1997 - 2002*
Organization: JSC "Aeroflot"
Activity: Transport
Position: First *Deputy Director General- operations*
Period: 2002 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: *2005 - now*
Organization: JSC "Aeroflot Plus"
Activity: Transport
Position: *Chairman of the Board of Directors. Elective service*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Gerasimov Vladimir Vladislavovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Department of Economics*
Period: 1999 – now
Organization: JSC "Aeroflot"

Activity: Transport
Position: *Deputy Director General, Technical and Material Logistics*
Shares in the Issuer's Authorized Capital Stock:0.0025%
Shares in affiliate/subsidiary companies – *none*
Period: 2000 – now
Organization: "Fuel Filling Company» Inc, TZK Inc. Subsidiary company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: – now
Organization: "Fuel Filling Company" Inc, TZK Inc. Subsidiary Company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Eliseev Boris Petrovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Administration of the President of the Russian Federation
Activity: State Service
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: 1999 – 1999
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Legal Department*
Period: 1999 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director - Director, Legal Department*
Shares in the Issuer's Authorized Capital Stock: *0,000001%*
Shares in affiliate/subsidiary companies – *none*
Period: *2004 - now*
Organization: *"Insurance Company Moskva"*
Activity: *Insurance*
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1995– 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"

Activity: Transport
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies – *none*

Poluboiarinov Mikhail Igorevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Foreign Trade JSC "Avtoimport"
Activity: Finance
Position: *Director of Finance – Chief Accountant*

Period: 1999 – 1999
Organization: TC "Avtoimport" LTD
Activity: Management
Position: *Executive Director*
Period: 1999 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning*
Shares in the Issuer's Authorized Capital Stock: *0,0004%*
Shares in affiliate/subsidiary companies – *none*
Period: 2003 - now
Organization: Joint-Stock Company "Alt Reiseburo"
Activity: *Tourism*
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 2003 - now
Organization: "Strakhovaya Kompania Moskva" (Moscow Insurance Company) Public Corporation
Activity: Insurance
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: 1997 – now
Organization: "Scherotel" Ltd, Affiliated Company
Activity: Hotel
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 1998– now
Organization: "Date" Ltd, subsidiary company

Activity: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd, Affiliated Company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – now*
Organization: *"Aeromar" Ltd*
Activity: *Food and Catering Supplies*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*

Tulski Stanislav Georgievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Chief of flying group of aircraft B-777 / 767 of flying complex, Director of Flying Complex*
Period: *2004 – now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director flying operations – Director of Flying Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies – *none*

5.2. Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

Remunerations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The summary amount of remunerations paid to all persons listed in Paragraph.5.1.or the last completed fiscal year:
Salaries (rubles): ***14 122 094,86***
Bonuses (rubles): ***4 883 284,00***
Commissions (rubles): ***0***
Other property benefits (rubles): ***0***
Total (rubles): ***19 005 378,86***

5.3. Information on remuneration, privileges, and/or compensation of expenses of the controlling organ of financial-operational activity of the issuer

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.4. Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Index description	2005	1st quarter of 2006
Payroll average number of employees, persons	14 871	14 760
Higher professional education, %	51.85	52.5

(82-4592)

CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interests

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders (equities): ***11 397***
Nominal holders of Company shares: ***13***

6.2. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Name: ***Joint Stock Business Savings Bank of the Russian Federation (Public Corporation)***
Place of residence: ***Moscow***
Mailing Address: ***117997, Moscow, Vavilova st., 19***
Share in Issuer's Authorized Capital Stock: ***25.0 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

Name: ***Private Joint Stock Company Deposit and Clearing Company***
Place of residence: ***Moscow***
Mailing Address: ***115162, Moscow, Shabolovka st., 31, bldng Б***
Share in Issuer's Authorized Capital Stock: ***10,65 % (номинальный держатель)***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

6.3. Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: *FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY*
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

6.4. Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer

There are no such restrictions.

6. 5. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

№	Full name / Name, Surname, Paternal name	Type of registered person	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	Owner	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	Owner	19.74%
3	DUNSLAND LTD	Owner	9.76%

6.6. Information on transaction with specific interests involved

There have been no transactions with specific interests involved.

6.7. Accounts receivable

Accounts receivable for the 1st quarter of 2006

Types of receivables	Term of payment					
	2004		2005		1Q 2006	
	Less 1 year	Over 1 year	Less 1 year	Over 1 year	Less 1 year	Over 1 year
Receivables, total, rubles. including:	11 685 228 460	85 955 101	18 308 748 811	170 393 189	14 442 142 521	89 763 479
outstanding, rubles	801 821 269		705 003 767	x	1 247 228 562	x
customers and client, rubles	5 212 945 644	1 531 356	7 127 330 000	0	4 672 451 000	0
bills receivable, rubles.			0	0	0	0
indebtedness of subsidiaries and affiliated companies, rubles	22 191 141					
indebtedness of partners (founders) in relation to contributions to the charter capital, rubles			0	0	0	0
advance payments effected, rubles	1 128 409 959	257 645	1 712 188 579	8 421	2 274 253 579	8 421
other receivables, rubles	5 321 681 716	84 166 100	9 469 230 323	170 384 768	7 495 437 942	89 755 058

Total, rubles.:	11 685 228 460	85 955 101	18 308 748 811	170 393 189	14 442 142 521	89 763 479

CHAPTER VII. Issuer's accounting statements and other financial information

7.1. Issuer's annual accounting statements

Accounting period
Year: **2005**
Quarter: **IV**
Date: **31.12.2005**
Units: **thousand rubles**

BALANCE SHEET

ASSETS	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	58 325	52 682
Fixed assets	120	3 734 614	3 936 956
Construction in progress	130	1 291 079	1 120 287
Income-bearing investments in material values	135	-	-
Long-term financial investments	140	2 296 070	2 385 594
including: investments in subsidiaries and affiliated companies	141	494 039	614 159
loans issued to organizations for more than 12 months	142	1 293 215	1 218 602
other long-term investments	143	508 816	552 833
Deferred tax assets	145	987	141 327
Other non-circulating assets	150	6 000	6 000
Section I, TOTAL	190	7 387 075	7 642 846
II. WORKING ASSETS			
Stocks	210	2 998 698	2 939 607
1 including: raw and other materials, other similar values	211	2 428 249	2 358 163
deferred expenses	216	570 449	581 444
other stocks and expenditures	217	-	-
Value added tax on acquired values	220	401 458	506 925-
Accounts receivable (expected to be paid more than 12 months after reporting date)	230	-	-
purchasers and clients (62, 76, 82)	231	-	-
other debtors	232	-	-
Accounts receivable (expected to be paid within 12 months after the reporting date)	240	11 771 184	18 479 142
purchasers and clients (62, 76, 82)	241	5 214 477	7 127 330
bills receivable	242	-	-
debts of subsidiaries and affiliates	243	22 191	90 135
State budget outstanding payments on taxes and charges	244	5 235 514	5 411 102

Outstanding payments of State non-budget funds	245	7 706	1 449
advance payments made	246	1 128 668	1 712 197
other debtors	247	162 628	4 136 929
Short-term financial investments (56,58,82)	250	302 120	1 539 207
loans issued to organizations for less than 12 months term	251	-	-
other short-term financial investments	252	302 120	1 539 207
Money	260	1 435 166	1 647 535
including: cash	261	13 136	12 424
current accounts	262	753 767	762 332
hard currency accounts	263	622 983	737 483
other money means	264	45 280	135 296
Other working assets	270	-	-
Section II, TOTAL	290	16 908 626	25 112 416
BALANCE (sum of lines 190 + 290):	300:	24 295 701	32 755 262

LIABILITIES	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 110 616	1 110 616
Own shares redeemed from shareholders	411	(37)	-
Additional capital	420	3 492 079	3 374 338
Reserved capital	430	277 654	277 654
statutory reserve funds	431	-	-
reserves set up in accordance with constituent documents	432	277 654	277 654
Retained profit (uncovered losses)	470	11 450 693	15 971 829
including: retained profit (uncovered losses) from previous years	471	11 450 693	9 939 424
Retained profit (uncovered losses) of the accounting year	472	x	6 032 405
Section III, TOTAL	490	16 331 005	20 734 437
IV. LONG TERM LIABILITIES			
Loans and credits	510	222 196	1 960 536
including: bank credits to be repaid more than 12 month after the reporting date	511	222 196	1 960 536
loans to be repaid within 12 month after the reporting date	512	-	-
Deferred taxation liabilities	515	-	806 281
Other long-term liabilities	520	240 935	-
Section IV, TOTAL	590	463 131	2 766 817
V. SHORT TERM LIABILITIES			
Loans and credits	610	1 029 422	1 727 967
including: bank loans to be repaid within 12 month after the accounting date	611	1 029 422	1 727 967
loans to be repaid within 12 month after the reporting date	612	-	-
Accounts payable	620	6 430 286	7 488 783

including: suppliers and contractors	621	4 864 449	5 265 762
outstanding wages and salaries	622	225 274	188 119
indebtedness to the State non-budget funds	623	189 979	107 871
indebtedness on taxes and charges	624	700 554	1 413 738
other payables	625	282 880	219 618
bills of exchange payable	626	-	-
advances received	627	167 150	293 675
indebtedness to subsidiaries and affiliates	628	-	-
Outstanding payments to partners (founders) in income payments	630	31 887	8 344
Deferred income	640	9 970	28 914
Reserves for deferred expenses	650	-	-
Other short term liabilities	660	-	-
Section V, TOTAL	690	7 501 565	9 254 008
BALANCE (sum of lines 490 + 590 + 690):	700:	24 295 701	32 755 262

INFORMATION ON VALUES ACCOUNTED OUT OF BALANCE SHEET ACCOUNTS:

Indicator description	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
Fixed assets rented	910	10 756 431	41 422 181
including under lease terms	911	10 755 545	41 421 965
Goods and material values accepted for bailment	920	-	4 736
Goods accepted on commission	930	-	-
Written off to losses indebtedness of insolvent debtors	940	2 003 670	1 528 819
Collaterals for liabilities and payments received	950	480 478	361 425
Collaterals for liabilities and payments issued	960	1 479 491	1 163 761
Wear and tear of housing stock	970	-	-
Wear and tear of nonproductive facilities and other similar objects	980	-	-
Intangible assets acquired for use	990	-	-
Others	955	-	-

PROFIT AND LOSS ACCOUNTS

Indicator description	Line code	At the beginning of the accounting year	At the end of the accounting period
1	2	3	4
Profits and losses from regular business activities:			
Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments)	010	62 849 278	56 377 181
Production cost of sold goods, products, works, services	020	(53 737 902)	(46 495 617)
Gross profit	029	9 111 376	9 881 564
Trade expenses	030	(3 522 691)	(3 404 826)
Administrative expenses	040	(2 297 863)	(2 162 703)
Sales profit (loss)	050	3 290 822	4 314 035
Operating proceeds and loss			
Interests receivable	060	241 053	69 915
Interests payable	070	(230 267)	(81 651)
Income form participation in other organizations	080	206 807	131 204
Other operating income	090	1 155 132	1 195 619
Other operating expenses	100	(1 226 130)	(1 622 199)
Non-trade profit	120	8 943 699	7 378 271
Non-trade expenses	130	(4 015 931)	(3 119 430)
Contingency income	131	1 458	1 073
Contingency expenses	132	(709)	(354)
Profit (loss) before taxes	140	8 365 934	8 266 483
Deferred tax assets	141	140 340	41 039
Deferred tax liabilities	142	(806 281)	-
Current profit tax	150	(1 385 824)	(1 933 678)
Other tax payments	151	(281 764)	(43 701)
Net profit (loss) of the reporting period	190	6 032 405	6 330 143
FOR REFERENCE. Permanent tax liabilities (assets)			
Base profit (loss) per share	200	601 516	181 759
Watered profit (loss) per share	201	-	-
Other tax payments	202	-	-

EXPLANATION OF SOME PROFITS AND LOSSES

Indicator description	Line Code	During the Reporting Period		Same Period of the Previous Year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	240 589	16 654	149 854	27 516
Profit (loss) of previous years	220	1 558 237	588 194	1 171 015	577 200
Payment of damages caused by non-performance or inadequate performance of obligations	230	303 006	415	134 464	10 772
Currency exchange differences in foreign currencies operations	240	1 191 275	1 247 271	1 079 983	1 101 471
Allocation to assessment reserves	250	x	346 741	x	602 888
Writing off payables and receivables the claim limitation period of which has expired	260	96 949	6 213	14 524	68 093

CAPITAL CHANGES STATEMENT

I. Capital Changes

Indicator description	Line Code	Charter Capital	Additional Capital	Reserve Capital	Retained Profit (uncovered loss)	Total
1	2	3	4	5	6	7
Remainder as at December 31 of the year preceding the previous year	001	1 110 616	3 704 937	277 654	6 054 758	11 147 965
2004г. Changes in accounting policy	002	x	x	x	-	-
Result from revaluation of fixed assets	003	x	-	x	-	-
Reminder as at January 1 of previous year	010	1 110 616	3 704 937	277 654	6 054 758	11 147 965
Result from recalculation of foreign currencies	011	x	-	x	x	-
Net profit	012	x	x	x	6 330 143	6 330 143
Dividend	013	x	x	x	(485 317)	(485 317)
Allocations to Reserve Fund	014	x	x			-
Appropriation of profit according to General Meeting resolution	015	-	-	-	(448 891)	(488 891)
Increase of capital resultant from:						
additional issues of shares	021	-	x	x	X	-

increase of shares par value	022	-	x	x	x	-
reorganization of legal entity	023	-	x	x	-	-
retirement of fixed assets having been revaluated	024	x	1 216	ч	x	1 216
Decrease of capital resultant from:						
reduction of shares par value	031	-	-	x	x	-
reduction of shares number	032	(37)	x	x	x	(37)
reorganization of legal entity	033	-	x	x	-	-
retirement of fixed assets having been revaluated	034	x	(214 074)	x	x	(214 074)
Reminder as at December 31 of previous year	040	1 110 579	3 492 079	277 654	11 450 693	16 331 005
2004г. Changes in accounting policy	042	x	x	x	-	-
Result from revaluation of fixed assets	034	x	-	x	-	-
Reminder as at January 1 of accounting year	100	1 110 579	3 492 079	277 654	11 450 693	16 331 005
Result from recalculation of foreign currencies	101	x	-	x	x	-
Net profit	102	x	x	x	6 032 405	6 032 405
Dividend	103	x	x	x	(777 431)	(777 431)
Allocations to Reserve Fund	110	x	x	-	-	-
Appropriation of profit according to General Meeting resolution	115	-	-	-	(733 838)	(733 838)
Increase of capital resultant from:						
additional issues of shares	121	-	x	x	x	-
increase of shares par value	122	-	x	x	x	-
reorganization of legal entity	123	-	x	x	-	-
retirement of fixed assets having been revaluated	124		95	x	x	95
Sale own shares	25	37				37
Decrease of capital resultant form:						
decrease of shares par value	131	-	x	x	x	-
decrease of shares number	132	-	x	x	x	-

reorganization of legal entity	133	-	x	x	-	-
retirement of fixed assets having been revaluated	134	x	(117 836)	x	x	(117 836)
Reminder as at December 31 of accounting year	140	1 110 616	3 374 338	277 654	15 971 829	20 734 437

II. Reserves

Indicator description	Line code	Reminder as at the beginning of the accounting year	Received during the accounting year	Utilized during the accounting year	Reminder as at the end of the accounting year
1	2	3	4	5	6
Reserves accumulated in accordance with the current legislation requirements:					
previous year	151	-	-	-	-
accounting year	152	-	-	-	-
Total, Reserves, accumulated in accordance with the current legislation requirements:					
previous year	159	-	-	-	-
accounting year	160	-	-	-	-
Reserves accumulated in compliance with the constituent documents:					
previous year	161	277 654	-	-	277 654
accounting year	162	-	-	-	-
previous year	163	-	-	-	-
accounting year	164	-	-	-	-
Reserves accumulated in compliance with the constituent documents:					
previous year	169	277 654	-	-	277 654
accounting year	170	-	-	-	-
Assessed reserves: Reserves for bad debts					
previous year	171	651 757	602 888	(651 757)	602 888
accounting year	172	602 888	346 741	(602 888)	346 741
previous year	173	-	-	-	-
accounting year	174	-	-	-	-
Assessed reserves, TOTAL:					
previous year	175	651 757	602 888	(651 757)	602 888
accounting year	176	602 888	346 741	(602 888)	346 741
Reserves for deferred expenses: For overhaul of domestic made aircraft					
previous year	179	-	71 193	(71 193)	-
accounting year	180	-	122 524	(122 524)	-
For overhaul of aircraft engines					

previous year	181	-	846 783	(846 783)	-
accounting year	182	-	893 884	(893 884)	-
For renewal of passenger aircraft interior					
previous year	183	-	93 434	(93 434)	-
accounting year	184	-	134 647	(134 647)	-
For extension of aircraft and engines service life					
previous year	185	-	78 846	(78 846)	-
accounting year	186	-	146 593	(146 593)	-
Reserves for other payment					
previous year	187	33 647	4 643 915	(4 677 562)	-
accounting year	188	-	5 055 127	(5 055 127)	-
Reserves for deferred expenses, TOTAL:					
previous year	189	33 647	5 734 171	(5 767 818)	-
accounting year	190	-	6 352 775	(6 352 775)	-

Information

Indicator description	**Line code**	**Reminder as at the beginning of the accounting year**		Reminder as at the end of the accounting period	
1	2	3		4	
1) Net assets	200	16 340 975		20 763 351	
		From Budget		From non-budget funds	
		accounting year	previous year	accounting year	previous year
		3	4	5	6
2)) Received for:					
expenses for regular activities, total	210	220	102	-	-
including: mobilization reserve	211	220	102	-	-
	212	-	-	-	-
capital investments into non-circulating assets	220	-	-	-	-
including: instrumentation	221	-	-	-	-
	222	-	-	-	-

MONEY MEANS MOVEMENT STATEMENT

Indicator description	**Line code**	**Reporting period**	**Similar period of previous year**
1	2	3	4
Reminder of money at the beginning of the year	010	1 427 491	1 373 030
Movement of money means on current operations			

Means received from purchasers, clients	121	62 726 605	46 430 538
Credits received	122	6 682 040	4 678 741
Loans received	123	-	-
Ruble equivalent from sales of foreign currency	124	11 398 646	14 169 153
Other receivables	126	82 681 262	92 865 345
Money means spent for:			
payment for goods, works, services, raw materials and other circulating assets	150	(48 871 537)	(41 083 358)
payment of wages and salaries	160	(5 993 075)	(4 957 720)
payment of dividends and interests	170	(726 314)	425 022
payment of taxes and charges	180	(2 023 581)	(4 691 851)
payments to State non-budget funds	181	(1 369 012)	(1 166 567)
for issue of impress	182	(60 044)	(51 749)
payment of interests and main amount of credits received	183	(4 590 070)	(5 528 653)
payment of interests and main amount of loans received	184	-	-
for sales of foreign currency	185	(11 415 288)	(14 186 063)
other expendutures	186	(89 587 672)	(84 764 111)
Net money means from current business operations	195	(1 148 040)	1 288 683
Money movement in investment operations			
Money movement in investment operations Revenues from sales of objects of fixed assets and other non-circulating funds	210	5 988	360 020
Revenues from sales of securities and other financial investments	220	10 424 581	98 388
Received dividends	230	66 598	136 884
Received interests	240	137 751	-
Proceedings from repayments of loans given to other organizations	250	-	
Purchase of subsidiaries	280	(1 471 459)	(70 141)
Purchase of objects of fixed assets, income-bearing investments into material values and intangible assets	290	(805 002)	(1 367 823)
Purchase of securities and other financial investments	300	(7 087 187)	(391 550)
Loans issued to other organizations	310	-	-
Net gains from investment operations	340		(1 234 222)
Movement of money means in financial operations			
Gains from issuance of shares or other equities	421		-
Gains from loans and credits issued by other organizations	422		-
Repayment of loans and credits (w/o interests)	431		-
Payments on finance lease	432		-
Net money means gains from financial operations	440		-
Net increase (decrease) of money means and their equivalents	450	123 230	54 461
Reminder of money means at the end of the reporting period	460	1 550 721	1 427 491
Amount of the influence of foreign currency exchange rate fluctuations in relation to ruble	470	(59 112)	(62 387)

ANNEX TO THE BALANCE SHEET

Intangible Assets					
Indicator description	**Line Code**	**At the beginning of the year**	**Received**	**Retired**	**At the end of the reporting period**
1	2	3	4	5	6
Intellectual property objects (exclusive rights for intellectual property gains)	010	4 436	502	-	4 938
including:					
invention, industrial prototype, useful model patent holder's rights	011	-	47	-	47
computer software, data bases copy rights holder	012	4 332	-	-	4 332
topology of integrated microchips holders' copy right	013	-	-		-
rights of holders of trade mark, and service mark, goods origin mark	014	104	455	-	559
rights of patent holders fro selection achievements	015	-	-	-	-
Administrative expenses	020	-	-	-	-
Company business standing	030	-	-	-	-
Others	040	105 864	5 872	(5 424)	106 312
Total (sum of lines 010+020+030+040)	045	110 300	6 374	(5 424)	111 250

Indicator description	**Line Code**	**At the beginning of the year**	**At the end of the reporting period**
1	2	3	4
Depreciation of the intangible assets, TOTAL	050	51 975	58 568
including: depreciation of intellectual property objects (exclusive rights for intellectual property gains)		1 515	2 287
Depreciation of other intangible assets		50 460	56 281

Fixed Assets					
Indicator description	**Line Code**	**At the beginning of the year**	**Received**	**Retired**	**At the end of the reporting period**
1	2	3	4	5	6
Buildings	121	1 274 991	76 353	(2 385)	1 348 962
Constructions and transmission devices	122	99 161	7 202	(1 310)	105 053
Machinery and equipment	123	1 495 439	219 996	(53 986)	1 661 449
Transportation means	124	476 557	83 814	(37 903)	522 468
Production and household tools	125	315 371	122 794	(50 069)	388 096
Aircraft hulls	126	2 467 125	324 206	(202 174)	2 589 157
Aircraft engines	127	4 414 615	98 914	(148 658)	4 364 871
Perennial plants	128	10 807	-	-	10 807
Other types of fixed assets	129	330 143	96 740	(51 023)	375 860
Land lots and nature objects in use	130	-	-	-	-
Capital investments into major improvements of land properties	131	-	-	-	-
Total	135	10 884 209	1 030 022	(547 508)	11 366 723

Indicator description	**Line Code**	**At the beginning of the year**	**At the end of the reporting period**
1	2	3	4
Depreciation of fixed assets, total	140	7 149 595	7 429 767
including:			
buildings, constructions and transmission devices	141	164 641	198 512
machinery, equipment, transportation means	142	848 332	1 083 878
Aircraft hulls	146	2 077 898	1 985 501
Aircraft engines	147	3 855 169	3 897 017
other	148	203 555	264 859
Fixed assets let to rent, total	150	99 358	327 402
including:			
buildings	151	65 342	65 530
Constructions	152	541	547
aircraft hulls and engines	153	30 790	258 544
Fixed assets transferred to temporary closing-down state	155	4 738	4 728
Rented fixed assets objects, total	160	10 981 649	41 647 399
Including:			
In the balance		225 218	225 218
Immovables taken for operation and still in the process of State registration	165	-	-
FOR REFERENCE			
Result from revaluation of fixed assets:			
initial (restoration) value	171	13 842 925	13 045 991
depreciation	172	10 114 388	9 534 950

Change of the fixed assets objects value resultant from additional construction, installation of additional equipment, modernization, partial disposal	180	52 319		90 589

Income-bearing investments into material values

Indicator description	Line Code	At the beginning of the year	Received	Retired	At the end of the reporting period
1	2	3	4	5	6
Properties to be leased	210	-	-	-	-
Properties given away under hire contracts	220	-	-	-	-
Other	230	-	-	-	-
Total	240	-	-	-	-
Depreciation of income-bearing investments into material values	250	-			-

Expenses for research and development, experimental and designing, know-how works

Type of works	Lie Code	At the beginning of the reporting year	Received	Retired	At the end of the reporting period
1	2	3	4	5	6
Total	310	10 751	10 754	(5 161)	16 344
including:					
Development of English teaching techniques		3 686	1 475	(5 161)	-
Development and creation of Computer-Aided Management System		7 065	9 279	-	16 344

Indicator description	Line Code	At the beginning of the year	At the end of the reporting period
1	2	3	4
FOR REFERENCE. Amount of expenses for uncompleted research and development, experimental and designing and know-how works	320	10 751	16 344
Amount of the research and development, experimental and designing and know-how works that yielded no positive results and were included with the non-sales expenses	330	-	-

Expenses for the development of natural resources					
Type of works	**Lie Code**	**At the beginning of the reporting year**	**Received**	**Retired**	**At the end of the reporting period**
1	2	3	4	5	6
Expenses for the development of natural resources, total	410	-	-	-	-

Indicator description	**Line Code**	**At the beginning of the year**	**At the end of the reporting period**
1	2	3	4
For reference. Amount of expenses by land sites, uncompleted search and evaluation of deposits, prospecting and (or) hydrogeology survey and other similar works	420	-	-
Amount of expenses for the development of natural resources included in the reporting period with non-marketing expenses as fruitless	430	-	-

Financial Investments					
Indicator description	**Line code**	**Long term**		**Short term**	
		At the beginning of the reporting year	**At the end of the reporting period**	**At the beginning of the reporting year**	**At the end of the reporting period**
1	2	3	4	5	6
Investments into charter (shared) capitals of other organizations, total	510	984 402	998 333	-	-
Including: subsidiaries and affiliated companies	511	494 039	614 159	-	-
Sate and municipal securities	515	142	142	-	-
Securities of other organizations, total	520	18 311	168 517	-	-
including debt securities (debentures, bills of exchange)	521	18 311	168 517	-	-
Loans given	525	1 293 215	1 218 602	-	-
Deposits	530	-	-	-	281 170
Others	535	-		7 222	20 950
Total	540	2 296 070	2 385 594	7 222	302 120
From the total of financial investments					

that has current market value:					
investments into charter (shared) capitals of other organizations), total	550	472 931	367 255	-	-
including into subsidiaries and affiliated companies	551	-	-	-	-
into Sate and municipal securities	555	-	-	-	-
into securities of other organizations, total	560	-	-	-	-
Including debentures (debentures and bills of exchange)	561	-	-	-	-
Others	565	-	-	-	-
Total	570	472 931	367 255	-	-
FOR REFERENCE.					
In relation to financial investments that has current market value, a change of value as a result of evaluation adjustment	580	45 709	(105 676)	-	-
In relation to debentures, the difference between the initial value and par value is accounted in the financial result of the accounting period	590	-	-	-	-

Outstanding receivables and payables

Indicator description	Line Code	Reminder at the beginning of the reporting year	Reminder at the end of the reporting period
1	2	3	4
Receivables:			
short term, total	610	12 374 072	18 825 883
including:			
settlements with customers and clients	611	5 817 365	7 474 071
advance payments effected	612	1 128 668	1 712 197
other	613	5 428 039	9 639 615
long term, total	620	-	-
including:			-
settlements with customers and clients	621	-	-
advance payments effected	622	-	-
other	623	-	-
Total	630	12 374 072	18 825 883
Payables:			
short term, total	640	7 459 708	9 216 750
including:			
settlements with customers and clients	641	4 864 449	5 265 762
advance payments effected	642	167 150	293 675
payments of taxes and charges	643	700 554	1 413 738
credits	644	1 029 422	1 727 967

loans	645	-	-
other	646	698 133	515 608
long term, total	650	463 131	2 766 817
including:			
credits	651	222 196	
loans	652	-	
other	653	240 935	
TOTAL	660	7 922 839	

Expenses on regular business activities (cost elements)

Indicator description	Line Code	For the reporting year	For the previous year
1	2	3	4
Material costs	710	17 233 786	13 986 027
Costs of labor	720	5 121 538	4 417 280
Allocations for social needs	730	1 211 776	1 104 491
Depreciation	740	652 667	631 941
Other costs	750	27 843 379	25 085 749
Total for cost elements	760	52 063 146	45 225 488
Change of balance (increase [+], decrease [-]):			
production in progress	765	-	-
deferred expenses	766	-120 785	314 578
reserves for deferred expenses	767	-33 647	32 023

Collaterals

Indicator description	Line Code	For the reporting year	For the previous year
1	2	3	4
Received, total	810	510 242	480 478
including:			
bills of exchange	811	57 658	57 658
Real property in lien	820	-	-
of that:			
fixed assets objects	821	-	-
securities and other financial investments	822	-	-
other	823	-	-
Issued, total	830	2 346 184	1 479 491
including:			
bills of exchange	831	-	-
Real property given as lien	840	322 565	322 565
of that:			
fixed assets objects	841	322 565	322 565
securities and other financial investments	842	-	-

other	843	-	-

State support			
Indicator description	**Line Code**	**For the reporting year**	**For the previous year**
1	2	3	4
Received means from state budget , total	910	220	102
including: mobilization reserve		220	102
target relief - other			

		As at the beginning of the accounting period	**Received during the accounting period**	**Returned during accounting period**	**As at the end of the accounting period**
1	2	3	4	5	6
Credits from State budget, total	920	-	-	-	-

7.2 Issuer's quarterly accounting statements for the latest completed reporting quarter

Accounting period
Year: **2006**
Quarter: **I**
Date: **31.03.2006**
Unit: thousand rubles

Balance Sheet

ASSETS	Line Code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	52 682	50 169
Fixed assets	120	3 935 343	3 875 729
Construction in progress	130	1 120 287	1 111 256
Income-bearing investments into material values	135	0	0
Long-term financial investments	140	2 385 594	5 818 180
including : investments into subsidiaries and affiliated companies	141	614 159	4 210 159
loans issued to organizations for more than 12 months	142	1 218 602	1 208 804
other long-term investments	143	552 833	399 217
Deferred tax assets	145	141 327	303 356
Other non-circulating assets	150	6 000	6 000
Section I, TOTAL	190	7 641 233	11 164 690
II. WORKING ASSETS			
Stocks	210	2 939 607	2 836 857
raw and other materials, other similar values	211	2 358 163	2 265 284
deferred expenses	216		
other stocks and expenditures	217		
Value added tax on acquired values	220		
Accounts receivable (expected to be paid more than 12 months after reporting date)	230		
purchasers and clients (62, 76, 82)	231	-	-
other debtors	232	-	-

Accounts receivable (expected to be paid within 12 months after the reporting date)	240	11 771 184	11 054 812
purchasers and clients (62, 76, 82)	241	5 214 477	4 462 271
bills receivable	242	-	-
debts of subsidiaries and affiliates	243	22 191	22 191
State budget outstanding payments on taxes and charges	244	5 235 514	5 579 080
Outstanding payments of State non-budget funds	245	7 706	942
advance payments effected	246	1 128 668	840 310
other debtors	247	162 628	150 018
Short-term financial investments (56,58,82)	250	302 120	3 103 642
loans issued to organizations for less than 12 months term	251	-	-
other short-term financial investments	252	302 120	3 103 642
Money	260	1 435 166	1 077 934
including: cash	261	13 136	14 792
current accounts	262	753 767	160 582
hard currency accounts	263	622 983	785 898
other money means	264	45 280	116 662
Other working assets	270	-	-
Section II, TOTAL	290	16 908 626	18 463 847
BLANCE (sum of lines 190 + 290):	300	24 295 701	27 039 790

LIABILITIES	Line code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 110 616	1 110 616
Own shares redeemed from shareholders	411	(37)	(37)
Additional capital	420	3 492 079	3 491 784
Reserved capital	430	277 654	277 654
statutory reserve funds	431	-	-
reserves set up in accordance with constituent documents	432	277 654	277 654
Retained profit (uncovered losses)	470	11 450 693	10 574 544
including: retained profit (uncovered losses) from previous years	471	11 450 693	11 449 571
retained profit (uncovered losses) of the reporting year	472	X	(875 027)
Section III, TOTAL	490	16 331 005	15 454 561
IV. LONG TERM LIABILITIES			
Loans and credits	510	222 196	4 436 137
including: bank credits to be repaid more than 12 month after the reporting date	511	222 196	4 436 137
loans to be repaid within 12 month after the reporting date	512	-	-
Deferred taxation liabilities	515	-	1 036 162
Other long-term liabilities	520	240 935	-
Section IV, TOTAL	590	463 131	5 472 299
V. SHORT TERM LIABILITIES			
Loans and credits	610	1 029 422	-
including: bank loans to be repaid within 12 month after the reporting date	611	1 029 422	-

loans to be repaid within 12 month after the reporting date	612	-	-
Accounts payable	620	6 430 286	5 477 723
suppliers and contractors	621	4 864 449	4 593 525
wages and salaries	622	225 274	237 163
indebtedness to the State non-budget funds	623	189 979	177 810
indebtedness on taxes and charges	624	700 554	92 176
other payables	625	282 880	250 044
векселя к уплате	626	-	-
advances received	627	167 150	127 005
Indebtedness to subsidiaries and affiliates	628	-	-
Outstanding payments to partners (founders) in income payments	630	31 887	29 484
Deferred income	640	9 970	10 321
Reserves for deferred expenses	650	-	595 402
Other short term liabilities	660	-	-
Section V, TOTAL	690	7 501 565	6 112 930
BALANCE (sum of lines 490 + 590 + 690):	700	24 295 701	27 039 790

INFORMATION ON VALUES ACCOUNTED OUT OF BALANCE SHEET ACCOUNTS

Indicator description	Line code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
Fixed assets rented	910	10 756 431	10 297 256
including leased ones	911	10 755 545	10 296 370

Goods and material values accepted for storage under obligations	920	-	-
Goods accepted for commission	930	-	-
Written off to losses indebtedness of insolvent debtors	940	2 003 670	2 003 093
Collaterals for liabilities and payments received	950	480 478	466 922
Collaterals for liabilities and payments issued	960	1 479 491	1 455 555
Wear and tear of housing stock	970	-	-
Wear and tear of nonproductive facilities and other similar objects	980	-	-
Intangible assets acquired for use	990	-	-

Profit And Loss Statement

Indicator description	Line code	At the beginning of the reporting year	At the end of the reporting period
1	2	3	4
Profits and losses from regular business activities:			
Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments)	010	11 085 485	9 986 470
Production cost of sold goods, products, works, services	020	(11 253333)	(9 364 966)
Gross profit	029	(167 848)	621 504
Trade expenses	030	(504 574)	(644 177)
Administrative expenses	040	(496 987)	(469 418)
Sales profit (loss)	050	(1 169 409)	(492 091)
Operating profit and loss			
Interests receivable	060	39 362	12 038
Interests payable	070	(37 690)	(22 982)
Income form participation in other organizations	080	-	11 280
Other operating income	090	18 472	33 603
Other operating expenses	100	(204 754)	(189 629)
Non-trade profit	120	942 537	642 962
Non-trade expenses	130	(612 568)	(503 996)
Contingency income	131	818	940
Contingency expenses	132	(393)	(2)
Profit (loss) before taxes	140	(1 023 625)	(507 877)
Deferred tax assests	141	1 184 760	85 770

Deferred tax liabilities	142	(1 036 162)	-
Current profit tax	150	-	-
Other tax payments	151	-	(379)
Net profit (loss) of the reporting period	190	(875 027)	(422 486)
FOR REFERENCE:			
Permanent tax liabilities (assets)	200	97 071	36 120
Base profit (loss) per share	201	-	-
Watered profit (loss) per share	202	-	-

EXPLANATION OF SOME PROFIT AND LOSS ACCOUNTS

Indicator description	Line code	At the beginning of the reporting year		At the end of the reporting period	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	36 114	3 889	18 085	4 702
Profit (loss) of previous years	220	29 056	42 452	36 450	115 465
Payment of damages caused by non-performance or inadequate performance of obligations	230	1 481	55	980	263
Currency exchange difference in foreign currencies operations	240	255 262	254 455	265 161	266 934
Allocation to assessment reserves	250	X	-	X	-
Writing off payables and receivables the claim limitation period of which has expired	260	-	-	10	-

7.3. Information on Issuer's participation in court proceedings in case such participation may substantially affect Issuer's financial and business activity

The Issuer has not been engaged in any court proceedings that may substantially affect Issuer's financial and business activity.

CHAPTER VIII. Additional information on the Issuer and securities placed by the Issuer

8.1. Additional information on the Issuer

8.1.1. Information on the amount and structure of Issuer's charter (shared) capital (shared fund)

JSC "Aeroflot" charter capital amounts to 1 110 616 299 (One billion one hundred an ten million six hundred sixteen thousand ninety nine) rubles.

Type of registered person	*Number of registered persons*	*% of Charter capital*
Legal persons	*38*	*91.85%*
Physical persons	*11 464*	*8.15%*
Total	*11 502*	*100%*

8.1.2. Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer

The amount of charter capital of the Issuer has not been changed since 1999.

8.2. Information on Declared (Accrued) and Paid Dividend on Issuer's Shares and on Profits from Issuer's Bonds

Dividends on shares of given category (type):
Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid on shares of given category (type) (rubles): ***11 106 162.99***
Total dividend amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid on shares of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid on shares of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 765 589.15***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid on shares of given category (type) (rubles): ***322 033 567.62***
Total amount actually paid on shares of given category (type) (rubles): ***321 637 436.72***

Period: *2003*
Amount of dividend per one share (rubles): *0.43*
Total amount of dividend paid on shares of given category (type) (rubles): *485 316 700*
Total amount actually paid on shares of given category (type) (rubles): *459 201 95.80*

Period: *2004*
Amount of dividend per one share (rubles): *0.70*
Total amount of dividend paid on shares of given category (type) (rubles): *777 431 409.3*
Total amount actually paid on shares of given category (type) (rubles): *776 598 340.2*

The reason for the variance between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information

 (82-4592)

QUARTERLY REPORT BY
the ISSUER OF SECURITIES

2nd quarter of 2006

Joint Stock Company "Aeroflot – Russian Airlines"

Issuer's code: 00010-A

Joint-Stock Company "Aeroflot-Russian Airlines"

Place of Residence: Russian Federation
Mailing Address: 37, bldg. 9, Leningradsky Prospekt, Moscow, 125167

Contact person: ***Matyuschenko Denis Sergeevitch***
Chief, Securities Section, Corporate Property Department
Tel. ***258-06-84***, Fax ***258-06-84***
E-mail: dmatyuschenko@aeroflot.ru

CONTENTS

Introduction
Issuer's Information

a) **Issuer's Full Company Name -** Joint-Stock Company "Aeroflot-Russian Airlines"

Short name : JSC "Aeroflot"

b) **Location:** *Russian Federation*
Mailing Address: *Russian Federation, 125167, Moscow, Leningradski Prospect, 37, block 9*

c) **Issuer's Contact Phones and E-mail:**
Phone: ***(095) 258-06-84, Fax: (095) 258-06-84***
E-mail:

d) **Internet pages:**
www.adr.db.com, www.skrin.ru, www.aeroflot.ru

e) **Information on Issuer's Securities**
Information on Shares

State Registration Number Date of Registration	Category, type	Amount of declared shares	Par value	Date and Way of placement	End of placement
1-01-00010-A January 23, 2004	Ordinary Inscribed non-documentary	1 110 616 299	1 (one) Ruble	Consolidated placement (below)	
73-1"n"-5142 June 22, 1995	Ordinary Inscribed non-documentary	3 164 149	1 (one) Ruble	June 18, 1994 Closed subscription	October 11, 1995
1-02-00010-A April 5, 1999	Ordinary Inscribed non-documentary	1 107 452 150	1 (one) Ruble	February 22 1999 Subscription among shareholders	February 22, 1999

f) This quarterly balance sheet contains estimates and forecast of authorized governing bodies of the Issuer regarding future events and/or actions, development perspective of the industry, where Issuer carries out its activity, results of Issuer operations activity, as well as Issuer's plans, probability of occurrence of events and action. Investors shall not fully rely on estimates and forecast of authorized governing bodies of the Issuer, since factual results of the Issuer's activity in the future may differ from forecast because of the number of reasons. Acquisition of Issuer's securities entails risks addressed in this statement.

CHAPTER I. Brief Information on Issuer's Auditor and Assessor, and Financial Consultant, other natural persons, signing Quarterly Report

1.1. Information on Issuer's Auditor (Auditors)

Full Name. Joint Stock Company *"HLB "VNESHAUDIT"*

Brief Name: *"HLB "VNESHAUDIT LTD"*

Legal Address: office 701, Entrance 3, block 12, Krasnopresnenskaya naberezhnaya, Moscow, 123610

Phone: 258-19-91

FAX: 967-04-97

E-mail: **info@vneshaudit.ru**

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 1996 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
Type (Types) of activity: Auditing
License Number: E000548
Date of Issue: 25.06.2002
Valid: 25.06.2007

Full Name: Joint Stock Company *"Deloitte&Touche"*
Brief name: *"Deloitte&Touche" LTD*
Legal Address: *Russia, Moscow, Mokhovaya street, 4/7, bld.2*
Phone: (095) 933 73 00
Fax: (095) 933 73 01
E-mail; Moscow@deloite.ru

Fiscal Year (Years) in respect of which independent audit of accounting and financial statements of the Issuer was carried out: from 2002 to 2004

Auditor's License Information:
License Issuer: *Ministry of Finance of the Russian Federation*
License Number: 002417
Type (Types) of activity:
Date of Issue: November 6, 2002
Valid: November 6, 2007

The Issuer has no information on factors putting pressure on independence of the Auditor from the Issuer.

Auditing Committee as part of the Board of Directors and procedure of selecting the Auditor help decrease risks of such factors. Auditing Committee was founded in 2003. Chairman of the Committee shall be elected from members of the Board of Directors who are not staff employees of the Company. The Committee's terms of reference cover in particular issuing for the Board of Directors of the Company

recommendations on the Auditor who shall be selected from the number of internationally recognized independent Auditors with high professional profile. Within Committee's competence shall be the examination of the level of objectivity and independence of the Auditor.

Annual open contest to select an Auditor shall be carried out. The Board of Directors of the Company organizes such contests. Auditing Committee controls holding of the contest and draws a conclusion for the Board of Directors on compliance of the participants to the legislation of the Russian Federation.

The Issuer has no information on existence of any financial interest in the Issuer among Auditor's employees in the form of shares in the Authorized capital or possession of other securities of the Issuer, or family relations between officials of the Issuer and auditor, or any information that officials of the Issuer simultaneously hold official positions in the Auditor Company.

Borrowed funds have never been provided to the Auditor from the Issuer.

Payments to the Auditor shall be set as an actual compensation necessary to carry out the audit by the specialists of "HLB Vneshaudit" based on the time needed and hourly rates for different categories of specialists of "HLB Vneshaudit" at the time of signing the contract.

There are no deferred or overdue payments for the Auditor's services.

1.2. Information on the Issuer's Consultants

There is no financial consultant on the equity market rendering consulting services to the Issuer.

1.3. Information on other persons signing the Report

None.

(82-4592)

Chapter II. Information on financial and economic status of the Issuer

2.1. Indicators of Issuer's Financial and Business Activities

№	Indicator description	Accounting method	2002	2003	2004	2005	1 st 2006	2 nd 2006
1	Value of net assets, thousands rubles	According to the Method of Joint Stock Companies Assets Assessment as approved by the Ministry of Finance and the Central Bank Treasury of the Russian Federation of January 29, 2003, №10н/03-6/пз	7 964 735	11 158 528	16 340 975	20 763 351	21 125 628	24 455 749
2	Relation of the sum of attracted means to the capital and reserves, %	(Long term liabilities at the reporting period end + Short term at the reporting period end) / Capital and reserves at the reporting period end x 100	140,152	82,588	48,710	57,840	47,880	42,793
3	Relation of the sum of short term Liabilities to the capital and reserves, %	Short term liabilities at the reporting period end / Capital and reserves at the reporting period end x 100	128,763	82,229	45,870	44,490	34,700	35,315
4	Coverage of payments for debt servicing	(Net profit for the reporting period + allocation for depreciation for the reporting period - Dividends) / (Liabilities due for repayment during the reporting period + % interests due for payment during the reporting period)	0,303	0,427	0,788	0,494	0,039	0,588
5	Level of outstanding liabilities, %	Outstanding liabilities at the reporting period end / (Long term liabilities at the reporting period end + Short term liabilities at the reporting period end) x 100				4,837	7,689	5,289
6	Turnover of accounts receivable, times	Returns from sold goods, products, works, services less value adder tax, excise duties, compulsory charges and so on / (accounts payable at the reporting period end – indebtedness of partners (founders) in relation to contribution into authorized capital at the reporting period end)	4,725	5,375	4,789	3,401	9,030	2,107

2.2. Issuer's Market Capitalization

Information on market capitalization of JSC "Aeroflot" for the last 5 completed years to the date of ending of each financial year and to the date of ending of the 1st Quarter of 2006.

Capitalization is calculated as product of the number of ordinary shares by weight-average price of one share calculated for 10 largest transactions realized via Stock Exchange RTS (for the 1st Quarter 2005 Stock Exchange ММВБ) in the last month preceding the month of the end of the reported period and in the last month of each completed fiscal year for which issuer's capitalization is reported.

Year	Capitalization, USD
2001	395 379 402
2002	383 162 623
2003	766 325 246
2004	1 359 949 658
2005	1 566 612 412
1Q 2006	2 377 440 393
2Q 2006	1 962 113 813

When calculating this paragraph information was used on auctions and average weighted prices taken from free pages (www.rts.ru) and (www.micex.ru).

2.3. Issuer's Liabilities

2.3.1. Payables

Accounts payable for January-March 2006

Description of liabilities payable	Less than 1 year	More than 1 year
Accounts payable before suppliers and contractors , rubles including:	5 022 647 000	0
outstanding accounts payable total, rubles	1 462 450 977	x
Accounts payable before employees, rubles	256 188 000	0
outstanding accounts payable total, rubles	-	x
Accounts payable before state budget and non-state extra-budgetary funds	651 190 843	22 843 157
outstanding accounts payable total, rubles	27 951 676	x
Credits, rubles	815 042 024	216 832 993
outstanding accounts payable total, rubles	-	-

Loans, rubles Including:	-	-
outstanding accounts payable total, rubles	-	-
overdue loan, rubles	-	-
bond loan, rubles	-	-
Outstanding bond loan, rubles	-	-
Other liabilities payable total, rubles including:	1 339 013 313	3 393 687
outstanding accounts payable total, rubles	2 147 989	x
Total, rubles:	8 084 081 181	243 069 837
including outstanding accounts payable total, rubles	1 492 550 642	x

2.3.2. Other Issuer's Liabilities

Issuer's liabilities which may materially affect financial performance of the Issuer – none.

2.4. Risks connected with acquisition of placing (placed) securities

2.4.1. Industry Risks

In transportation area especially in the civil aviation area there exists considerably rigid state and branch international regulation imposing material limits on air carriers. Operations are regulated by Law, not only Russian but also international agreements which sometimes negatively influence the efficiency of Aeroflot activities.

It is noteworthy, that there exists such a risk as international conflicts. Such risks result in probable decrease in transportation as dangers of terrorism or facts of terrorism arise. Such risks exist both home and abroad.

Among specific industry risks of air transportation there is seasonal demand which entails instable financial flow within a year.

A typical air transportation risk is a high employee strike activity. Both in the company, other companies and especially abroad.

As civil aviation considerably aimed at consumer market a material effect lies in macro economic factors and primarily living standards of the population and level of business activity in the country which are heavily influenced by price fluctuations of raw materials on world markets. Thus fluctuations of world prices, change of economic policies of the state heavily influence operations activity and financial state of the air carrier Aeroflot inclusive.

Russia more and more integrates into world economy, which makes for growth of demand on international air transportation. This factor favorably influences growth of air carriers and especially Aeroflot in this market segment.

Energy Resources Prices.

World oil prices directly influence the amount of operational costs of the Company. In case of further dramatic price-rise on energy resources, fuel costs may increase in a total volume of operational costs.

Competition:

A growing competition from other Russian Air carriers on the domestic air transportation market may limit the growth of volumes of air traffic in this field of activity.

2.4.2. Country and Regional Risks

Social:

Risk factors are minimal, as the Issuer carries out active social policy; conditions of industry tariff agreement and collective agreements between the administration and employees are strictly observed.

Environmental:

Risks are minimal as passenger and cargo transportation activity in the Russian Federation are subject to State licensing and control.

Seasonal type of activity:

JSC "Aeroflot" air transportation activity is seasonal in its nature with a considerable increase of passenger turnover in summer time.

2.4.3. Financial Risks

Dependence on economic growth:

A direct dependence of the change of air traffic volumes and dynamics of Gross National Product of the country is noticeable. Therefore, the development of the Russian Federation economy is a condition of the maintenance of the current status of the Company in the air transportation market.

Foreign Currency Risks:

"Aeroflot" is highly affected by hard currency risks and currency regulation procedures. The Company operates on a foreign-make equipment and aircraft and extends its activities to a number of countries, thus working with different foreign currencies. Part of receipts and expenditures nominated in foreign currency. On the one hand it strongly affects Company operations through exchange rate policies on domestic and foreign markets. On the other, increases sensitivity to risks related to currency regulation procedures.

'Aeroflot" financial risks are considerably low. Such high estimates of this parameter are determined by stable profitability of the company and low WACC. Profitability of company assets is considerably higher than the average weighted capital value, thus the Company has the possibility to pay interest on debt capital and invest part of profit to operations development. Receipts and profits of the Company demonstrate stable growth trend. Furthermore, carried analysis proves high likelihood that this trend will remain in the future.

2.4.4. Legal Risks

Changes in the foreign currency regulations.

Taking into consideration that JSC «Aeroflot» being an integral part of the world air transportation system carries out its activities in many countries abroad using, a number of various world currencies to cover its operations, accordingly, any change of foreign currency regulations, namely, in the matters of hardening its rules, considerably raises the risks of delayed fulfillment of liabilities to foreign partners that makes inevitable both failures to meet the obligations to Aeroflot on the part of such partners and imposition of relevant penalties, provided in the Law and contracts.

Changes in the taxation legislation.

Any change of the taxation legislation is always fraught with certain financial risks since any failure to observe the statutory requirements results in imposition of various penalties and other punitive actions.

Changes of customs clearance rules and duties.

As JSC «Aeroflot» in its operations has to make use of different kinds of products/ services of foreign origin (including foreign made aircraft) any change of customs clearance regulations towards their hardening considerably increase the risks of JSC «Aeroflot» to the matter of both the opportunity to make use of such products and services and their timely delivery.

Changes of court practice in the matters related to the issuer's activities.

Currently the court practice for the main types of court cases of the issuer has been settled already. Its change may be caused only by a change of legislation that in itself entails certain risks.

2.4.5. Risks connected with the issuer's activities

Technical:

The following may be considered as issuer's technical risk factors: the use for main operations of means of higher risks – aircraft. With the aim to minimize technical risk factors the issuer has done a lot to modernize its aircraft and engine fleet: currently more than 40% of the total air operations is carried out with the use of the new generation equipment. The issuer has kept under control flight safety and security and has got in its organizational structure an administrative body – Inspection on Flight Safety and Security. The risk on the lost /damage of the aircraft and engine fleet and issuer's third party liability during transportation operations have been duly insured and reinsured by Lloyd Syndicate.

Current legal proceedings.

Currently JSC «Aeroflot» is acting as a defendant in the following cases on:

- payment of damages connected to the failure/improper fulfillment of obligations for the carriage of passengers/luggage/cargo;
- payment of damages connected to JSC «Aeroflot»failure to carry out its contracted obligations;
- failure to carry out Collective contract as current in the JSC «Aeroflot»;
- labor conflicts.

Accordingly, the greater part of the court mitigation risks are mostly financial risks and risks of requisition of some properties of the Company .

Incapability to extend the issuer's license either for a certain business activities or for the use of facilities that are legally restricted for the possession by civil entities.
In case such a license is connected with the main activities of - air operations and any other directly connected with those – the risk is very high since it affects the very existence of JSC «Aeroflot» .

Should such a license cover other areas of JSC «Aeroflot» operations that are not listed among the basic ones for JSC «Aeroflot», then in case the license is canceled/ incapability to extend it the required services may be provided to JSC «Aeroflot» by third parties that possess appropriate licenses. Since the services in question are not free JSC «Aeroflot» risks would be only financial.

Possible issuer's liability for outstanding liabilities of third parties.

The emergence of such liabilities is possible in cases provided by the Law and, also, if they are stipulated in a contract as may be concluded by JSC «Aeroflot» with third parties.

As for the outstanding liabilities of JSC «Aeroflot» subsidiaries the liabilities of JSC «Aeroflot» would be limited by the value of shares/ stocks in possession of JSC «Aeroflot» of those subsidiaries. For that matter, the exceptions will include the cases of imposition of subsidiary liability in accordance with item 3, Article 6 of the Federal Law "On Joint Stock Companies", namely in the cases when JSC «Aeroflot» by way of issuing mandatory instructions to subsidiaries involved (with prior knowledge that such instructions would result in losses) has inflicted losses to the subsidiary or caused its insolvency (bankruptcy).

Chapter III. Detailed Information on the Issuer

3.1. Branch offices and representatives of the issuer

Branch offices and representatives of the issuer.

Name: ***Australia (Sydney)***
Location: ***Sydney***
Postal Address: ***24 LEVEL 44 MARKET STREET SYDNEY NSW 2000 AUSTRALIA***
Head: ***Sokolov Dmitri Alekseyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 July 2004 (termless)***

Name: ***Austria (Vienna)***
Location: ***Vienna***
Postal Address: ***PARKING 10, 1010 VIENNA, AUSTRIA***
Head: ***Zhiganov Igor Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 September 2001 (termless)***

Name: ***Belgium (Brussels)***
Location: ***Brussels***
Postal Address: ***RUE DES COLONIES 58 1000 BRUXELLES BELGIQUE***
Head: ***Snegiriov Igor Anatolievich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: ***Bulgaria (Sophia)***
Location: ***Sophia***
Postal Address: ***23 OBORISHTE ST. 1504 SOFIA BULGARIIA***
Head: ***Krakhmalev Vladimir Vasiliyevich***
Opened: ***21 April 1994***
Power of Attorney valid: ***from5 November 2002 (termless)***

Name: ***Great Britain (London)***
Location: ***London***
Postal Address: ***70, PICCADILLY, LONDON W1V 9HH, UK***
Head: ***Sereda Vitali Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Hungary (Budapest)***
Location: ***Budapest***
Postal Address: ***HUNGARY 1051 BUDAPEST VACI UT.4***
Head: ***Zakharevich Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney: ***from 28 November 2001 (termless)***

Name: ***Germany (Frankfort)***

Location: ***Frankfort***
Postal Address: ***WILHELM-LEUSCHNER-STR. 41 D-60329 FRANKFURT AM MAIN GERMANY***
Head: ***Akhlamov Sergey Petrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***Germany (Berlin)***
Location: ***Berlin***
Postal Address: ***UNTER DER LINDER, 51, 10117, BERLIN***
Head: ***Kuznetsov Eugenie Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hamburg)***
Location: ***Hamburg***
Postal Address: ***ADMIRALITAT STR. 60, 20459 HAMBURG***
Head: ***Avramenko Alexandre Georgiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Dusseldorf)***
Location: ***Dusseldorf***
Postal Address: ***40212, DUSSELDORF, BERLINER ALLEE, 26.***
Head: ***Kovalenko Victor Valeriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 August 2004 (termless)***

Name: **Germany (Munich)**
Location: ***Munich***
Postal Address: ***FRG\MUNICH ISARTORPLATZ 2, 80331 MUENCHEN***
Head: ***Menshenin Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 19 November 2002 (termless)***

Name: ***Germany (Hahn)***
Location: ***Hahn***
Postal Address: ***AEROFLOT, GEBAUDE 850 D-55483 FLUGHAFEN HAHN GERMANY***
Head: ***Koroliov Oleg Konstantinovich***
Opened: ***1 October 2001***
Power of Attorney valid: ***24 April 2003 (termless)***

Name: ***Greece (Athens)***
Location: ***Athens***
Postal Address: ***14 XENOFONTOS STR. SYNTAGMA - GR 105 57, ATHENS, GREECE***
Acting as Head: ***Anosov Yuri Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 20 September 2004 (termless)***

Name: ***Denmark (Copenhagen)***
Location: ***Copenhagen***
Postal Address: ***DENMARK COPENHAGEN, 1-3 VESTER FARIMAGSGADE DK - 1606***
Head: ***Mulkidzanov Dmitri Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 24 April 2004 (termless)***

Name: ***Spain (Madrid)***
Location: ***Madrid***
Postal Address: ***ESPANA/28006, MADRID, C/JOSE ORTEGA Y GASSET, 2***
Head: ***Khomenko Anatoly Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 29 October 2001 (termless)***

Name: ***Spain (Barcelona)***
Location: ***Barcelona***
Postal Address: ***ISPANIIA, 08029 BARSELONA C/MALLORCA 41***
Head: ***Kolin Valeri Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 May 1999 (termless)***

Name: ***Italy (Rome)***
Location: ***Rome***
Postal Address: ***00187 ROMA VIA L. BISSOLATI 76***
Head: ***Sporov Igor Yuriyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 March 2001 (termless)***

Name: ***Italy (Venice)***
Location: ***Venice***
Postal Address: ***35137 PADOVA PIAZZETTA CONCIAPELLI 20***
Head: ***Krasii Yaroslav Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 14 June 2002 (termless)***

Name: ***Italy (Milan)***
Location: ***Milan***
Postal Address: ***20124 MILANO -VIA VITTOR PISANI, 19***
Head: ***Opolev Anatoli Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 25 June 2001 (termless)***

Name: ***Canada (Toronto)***
Location: ***Toronto***
Postal Address: ***1 Queen street, East Toronto, Ontario, Canada***
Head: ***Turovzchev Andrey Viktorovich***
Opened: ***30/11/1998***

Power of Attorney valid: ***from 29/01/ 2002 (termless)***

Name: ***Netherlands (Amsterdam)***
Location: ***Amsterdam***
Postal Address: ***THE NITHERLANDS 1017 SG AMSTERDAM WETERRINGSCHANS 26***
Head: ***Titov Nikolai Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 March 2002 (termless)***

Name: ***Norway (Oslo)***
Location: ***Oslo***
Postal Address: ***NORVEGIIA 0157 OSLO OVRE SLOT SGT 6***
Head: ***Vostrikov Yuri Timofeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 October 1998 (termless)***

Name: ***Poland (Warsaw)***
Location: ***Warsaw***
Postal Address: ***POLAND WARSAW 00-508 JEROZOLIMSKIE AL. 29***
Head: ***Sen Ivan Pavlovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 November 2000 (termless)***

Name: ***Romania (Bucharest)***
Location: ***Bucharest***
Postal Address: ***29, STR.BISERICA AMZEI, BUCHAREST, ROMANIA***
Head: ***Naumenko Victor Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from12 May 2004 (termless)***

Name: ***Slovakia (Bratislava)***
Location: ***Bratislava***
Postal Address: ***SLOVAK REPUBLIC 811 01 BRATISLAVA LAURINSKA 13***
Head: ***Sinitsin Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 February 2003 (termless)***

Name: ***Finland (Helsinki)***
Location: ***Helsinki***
Postal Address: ***00100 MANNER-HEIMINTIE 5 HELSINKI FINLAND***
Head: ***Piven Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***France (Paris)***
Location: ***Paris***

Postal Address: ***FRANCE 33 AV DES CHAMPS-ELISEES 75008 PARIS***
Head: ***Mukhin Eugeni Alexeyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from14 May 2002 (termless)***

Name: ***France (Nice)***
Location: ***Nice***
Postal Address: ***AEROFLOT COT D'AZUR TERMINAL 1 06281 NICE FRANCE***
Head: ***Pivovarov Andrei Nikolayevich***
Opened: ***21 April 1998***
Power of Attorney valid: ***from16 April 2001 (termless)***

Name: ***Groatia (Zagreb)***
Location: ***Zagreb***
Postal Address: ***CROATIIA 10000 ZAGREB VARSAWSKA 13***
Head: ***Karatayev Alexandre Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from15 March 2004 (termless)***

Name: ***Czechia (Prague)***
Location: ***Prague***
Postal Address: ***PARIZSKA 5 110 00 PRAHA 1***
Head: ***Gurko Valeri Felixovich***
Opened: **21 June 1994**
Power of Attorney valid: ***from12 July 2004 (termless)***

Name: ***Switzerland (Zurich)***
Location: ***Zurich***
Postal Address: ***AERFLOT-RIA TALASKER 41 CH-8001 ZURICH***
Head: ***Serafimov Valeri Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from4 May 2001 (termless)***

Name: ***Switzerland (Geneva)***
Location: ***Geneva***
Postal Address: ***PL.ACE CORNOVAIN, 16, 1201 GENEVE SUISSE***
Head: ***Korchagin Alexandre Serafimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from20 January 2004 (termless)***

Name: ***Sweden (Stockholm)***
Location: ***Stockholm***
Postal Address: ***SVEAVAGEN 31, 2 TR BOX 3075 10361 STOKHOLM SWEDEN***
Head: ***Morenov Sergey Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 December 2002 (termless)***

Name: ***Serbia and Montenegro***

Location: **Belgrade**
Postal Address: ***21, Brace Jugovica, 11000 Belgrade***
Head: ***Smirnov Vadim Valentinovich***
Opened: ***01.08.2001***
Power of Attorney valid: ***21.03.2003***

Name: ***USA (New York)***
Location: ***America***
Postal Address: ***1384 BRODWAY, FLOOR 22 NEW YORK, NY 10018***
Head: ***Delovery Anatoly Valentinovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 May 2003 (termless)***

Name: ***USA (Washington)***
Location: ***America***
Postal Address: ***1634 EYE 1 STREET N.W. SUITE 200 WASHINGTON DC 20006***
Head: ***Gomenuk Sergey Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 15 March 2004 (termless)***

Name: **USA (Los Angeles)**
Location: **America**
Postal Address: ***USA/LOS ANGELES, 9100 WILSHIRE BLVD # 616 , BEVERLY HILLS, CA 90212***
Head: ***Grigoriyev Yuri Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 June 2002 (termless)***

Name: ***USA (San Francisco)***
Location: ***America***
Postal Address: ***291 GEARY STR SIUTE 200 SAN FRANCISCO CA 94102***
Head: ***Voitsekhovich Alexandre Gennadiyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 2002 (termless)***

Name: ***USA (Seattle)***
Location: ***America***
Postal Address: ***1411 4TH AV SUITE 420 SEATLE WASHINGTON 98101***
Head: ***Tavlintsev Gennady Mikhailovich***
Opened: ***8 April 1994***
Power of Attorney valid: ***from 29 July 2002 (termless)***

Name: ***Ireland (Dublin)***
Location: ***(Dublin)***
Postal Address: ***IRLANDEIIA/DUBLIN, AEROFLOT RUSSIAN INTERNATIONAL AIRLINES UPPER LINK BUILDING DUBLIN AIRPORTCO. DUBLIN IRELAND***

Head: ***Uliyanov Dmitri Eduardovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 17 November 2003 (termless)***

Name: ***Cuba (Havana)***
Location: ***Havana***
Postal Address: ***CALLE 23 ESQ. INFANTA N 64 VEDADO C.HAVANA CUBA***
Head: ***Zherdev Eugeni Ivanivich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Panama (Panama)***
Location: ***Panama***
Postal Address: ***P.O. BX 2642 BALBOA ANCO PANAMA REPUBLICA DE PANAMA***
Head: ***Neshto Sergey Nikolayevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 August 2004 (termless)***

Name: ***Peru (Lima)***
Location: ***Lima***
Postal Address: ***JR. MARTIR OLAYA, 201, OF. 340-350, EDIFICIO DIAGONAL, MIRAFLORES, LIMA , PERU***
Head: ***Mordavchenkov Sergey Mikhailovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 4 July 2002 (termless)***

Name: ***Vietnam (Hanoi)***
Location: ***Hanoi***
Postal Address: ***DAENA BUSINESS SENTER, 360 KIM MA ST., BA DINH, DIST., HANOI, VIETNAM. AEROFLOT RUSSIAN AIRLINES***
Head: ***Igranov Eugeni Leonidovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 October 2001 (termless)***

Name: ***India (Delhi)***
Location: ***Delhi***
Postal Address: ***AEROFLOT TOLSTOY HOUSE, 15-17 TOLSTOY MARG DELHI - 110001 (INDIA)***
Head: ***Vasiutkin Vitali Matveyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 10 April 2003 (termless)***

Name: ***India (Bombay)***
Location: ***Bombay***
Postal Address: ***11 TULSIANI CHAMBERS GROUND FLOOR FREE PRESS JOURNAL MARG NARIMAN POINT MUMBAI 400021***
Head: ***Ivchenko Vladimir Anatoliyevich***
Opened: ***21 June 1994***

Power of Attorney valid: ***from 14 March 2003 (termless)***

Name: ***China (Beijing)***
Location: ***Beijing***
Postal Address: ***GENERAL REPRESTNTATION OF AEROFLOT IN CHINA HOTEL JINGLUN, NO.3 JIANGUOMENWAI STREET, BEIJING P.R. CHINA 100020***
Head: ***Samsonov Vladimir Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 8 July 2002 (termless)***

Name: ***China (Hong Kong)***
Location: ***Hong Kong***
Postal Address: ***ROOM 1606, 16 FLOR, TOWER TWO, LIPPO CENTRE, 89 QUEENSWAY, HONG KONG***
Head: ***Sumchenko Alexei Anatoliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 October 2000 (termless)***

Name: ***China (Shanghai)***
Location: ***Shanghai***
Postal Address: ***200040, KNR, SHANGHAI, NANJINGXIL, 1376, SHANGHAI CENTER, SUITE 203***
Head: ***Bugrov Sergey Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 23 November 2001 (termless)***

Name: ***Korean People's Democratic Republic (Pyongyang)***
Location: ***Pyongyang***
Postal Address: ***11-DONG MUNSU-3 DONG TAEDONGGANG DISTRICT***
Head: ***Grokhovski Alexandre Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 December 2000 (termless)***

Name: ***Republic of Korea (Seoul)***
Location: ***Seoul***
Postal Address: ***404, CITY AIR TERMINAL BLDG, № 159-6, SAMSUNG-DONG, KANGNAM-KU, SEOUL, KOREA***
Head: ***Pereverzev Vladimir Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 21 November 2002 (termless)***

Name: ***Malaysia (Kuala Lumpur)***
Location: ***Kuala Lumpur***
Postal Address: ***LEVEL 17, SUITE 17.03, MENARA HLA, NO 3 JALAN KIA PENG, 50450 KUALA LUMPUR***
Head: ***Suhov Vladimir Mikhailovich***

Opened: **21 June 1994**
Power of Attorney valid: ***from 27 November 2002 (termless)***

Name: ***Mongolia (Ulan Bator)***
Location: ***Ulan Bator***
Postal Address: ***ULAN-BATOR UL. N CAGDRV-15 AEROFLOT***
Head: ***Burninov Dmitri Borisovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Thailand (Bangkok)***
Location: ***Bangkok***
Postal Address: ***183 MEZZANINE FLOR REGENT HOUSE, RAJDAMRI ROAD BANGKOK 10330***
Head: ***Borisov Vitali Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 August 2002 (termless)***

Name: ***Japan (Tokyo)***
Location: ***Tokyo***
Postal Address: ***TOKYO/SVAX TT BILD.,3-11-15, TORANOMON, MINATO-KU, TOKYO 105 JAPAN***
Head: ***Mnatsakanov Yuri Gerasimovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 22 June 2001 (termless)***

Name: ***Angola (Luanda)***
Location: ***Luanda***
Postal Address: ***AFL AV. 4 DE FEVEREIRO 114 LUANDA ANGOLA***
Head: ***Tsepalov Dmitri Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 11 June 2002 (termless)***

Name: ***Egypt (Cairo)***
Location: ***Cairo***
Postal Address: ***CAIRO/EGYPT 18, EL BOUSTAN ST.EL BOUSTAN COMMERCIAL CENTRE***
Head: ***Levkin Igor Vasiliyevich***
Opened: ***20 December 1999***
Power of Attorney valid: ***from 30 June 2003 (termless)***

Name: ***Iran (Tehran)***
Location: ***Tehran***
Postal Address: ***IRAN/TEHRAN 23 OSTAD NEJATOLLAHI STREET***
Head: ***Zarinyan Levon Anushavanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 27 May 2003 (termless)***

Name: ***Cyprus (Nicosia)***
Location: ***Nicosia***

Postal Address: ***32 B&C, HOMER AVE. P.O. BOX 22039, 1097 NICOSIA CYPRUS***
Head: ***Ostapenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 September 1999 (termless)***

Name: ***Lebanon (Beirut)***
Location: ***Beirut***
Postal Address: ***2034-8418 LEBANON, BEIRUT, GEFINOR CENTER, BLOK C, 41 CLEMENCEAU STREET***
Head: ***Kovalchuk Viacheslav Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 28 January 2004 (termless)***

Name: ***Syria (Damascus)***
Location: ***Damascus***
Postal Address: ***SYRIA DAMASCUS 29 MAY STREET***
Head: ***Alabin Boris Alexandrovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 1 July 1996 (termless)***

Name: ***Turkey (Istanbul)***
Location: ***Istanbul***
Postal Address: ***TAKSIM-ISTANBUL METE CAD. NO 30***
Head: ***Hilchenko Alexandre Vladimirovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 5 November 2003 (termless)***

Name: ***Turkey (Antalya)***
Location: ***Antalya***
Postal Address: ***ANTALYA INTERNATIONAL AIRPORT BLOC.A//N.241***
Head: ***Golovin Nikolai Ivanovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 12 August 2003 (termless)***

Name: ***United Arab Emirates (Dubai)***
Location: ***Dubai***
Postal Address: ***U.A.E., DUBAI, PO BOX 1020 AL MAKTOUM STREET AL MAZROEI BLDG DEIRA DUBAI***
Head: ***Chumak Alexandre Markovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***9 August 2001 (termless)***

Name: ***Azerbaijan (Baku)***
Location: ***Baku***
Postal Address: ***370000, 34 KHAGANI ST.***
Head: ***Koloskov Mikhail Lvovich***

Opened: ***21 June 1994***
Power of Attorney valid: ***from 26 February 2001 (termless)***

Name: ***Armenia (Yerevan)***
Location: ***Yerevan***
Postal Address: ***375 002, Yerevan, Amiryana st. 12***
Head: ***Kagramanyan Gamarnic Rubenovich***
Opened: ***1 July 1994***
Power of Attorney valid: ***from 21 July 1997 (termless)***

Name: ***Byelorussia***
Location: ***Minsk***
Postal Address: ***25, office 101, Ya. Kupala st., Minsk 220030.***
Head: ***Sushko Alexandre Vasiliyevich***
Opened:: ***16 April 2001***
Power of Attorney valid ***12 April 2001 (termless)***

Name: ***Georgia (Tbilisi)***
Location: ***Tbilisi***
Postal Address: ***380002, Tbilisi, D. Agmashenebeli st., 76/1***
Head: ***Grehov Alexandre Victorovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 2 December 2003 (termless)***

Name: ***Kazakhstan (Almaty)***
Location: ***Almaty***
Postal Address: ***480004 Almaty, 59, fl.45 Zheltoksan st.***
Head: ***Shishkin Pavel Andreyevich***
Opened: ***25 December 1997***
Power of Attorney valid: ***from 22 January 2002 (termless)***

Name: ***Kirghiz Republic (Bishkek)***
Location: ***Bishkek***
Postal Address: ***720040, Bishkek, Moskowskaya str.***
Head: ***Butov Vladimir Georgiyevich***
Opened: ***12 April 1999***
Power of Attorney valid: ***from 23 May 2001 (termless)***

Name: ***Latvia (Riga)***
Location: ***Riga***
Postal Address: ***LETTONIE RIGA LV-1050 GERTRUDES 6 -1, LATVIA***
Head: ***Dinul Alexandre Vasiliyevich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 7 April 2004 (termless)***

Name: ***Lithuania (Vilnius)***
Location: ***Vilnius***

Postal Address: ***2001 VILNIUS, UL. PILIMO 8\2***
Head: ***Lakomov Vladimir Victorovich***
Opened: ***8 July 1994***
Power of Attorney valid: ***from 30 July 2004 (termless)***

Name: ***Uzbekistan (Tashkent)***
Location: ***Tashkent***
Postal Address: ***700015, Tashkent, 79A Nukus st.***
Head: ***Bikmullin Renat Talgatovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***30 June 2003 (termless)***

Name: ***Ukraine (Kiev)***
Location: ***Kiev***
Postal Address: ***:01032, Kiev, 112/A Saksaganski st.***
Head: ***Taran Valeri Petrovich***
Opened: ***5 May 1997***
Power of Attorney valid: ***13 September 2001 (termless)***

Name: ***Ukraine (Symferopol)***
Location: ***Symferopol***
Postal Address: ***95006, Symferopol, 2A Pavlenko st.***
Head: ***Valeyev Robert Radifovich***
Opened: ***21 June 1994***
Power of Attorney valid: ***from 13 October 2003 (termless)***

Name: ***Ukraine (Dnepropetrovsk)***
Location: ***Dnepropetrovsk***
Postal Address: ***72-A Karl Marx st., Dnepropetrovsk 320030.***
Head: ***Fedosov Ruslan Veniaminovich***
Opened: ***12 March 1998***
Power of Attorney valid: ***19 May 2004 (termless)***

Name: ***Russia (Arkhangelsk)***
Location: ***Arkhangelsk***
Postal Address: ***116 Voskresenskaya st., Arkhangelsk 163051.***
Name: ***Russia (Astrakhan)***
Location: ***Astrakhan***
Postal Address: ***12 Lenin st., Astrakhan 414000.***
Head: ***Zaitsev Sergey Feodorovich***
Opened: ***1 August 2001***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Anapa)***
Location: ***Anapa***
Postal Address: ***Airport 7 Anapa, 352447***
Head: ***Fedotkov Oleg Igorevich***
Opened: ***22 October 2004***

Power of Attorney valid: ***from 24/01/2006 to 31/12/2006***

Name: ***Russia (Barnaul)***
Location: ***Barnaul***
Postal Address: ***226, Panlovskiy trakt, Airport***
Head: ***Ushkov Aleksandr Valer`evich***
Opened: ***17.07.2004***
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Vladivostok)***
Location: ***Vladivostok***
Postal Address: ***6 Sukhanov st., Vladivostok.***
Head: ***Kaliuzhko Irena Demiyanovna***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Volgograd)***
Location: ***Volgograd***
Postal Address: ***15 Lenin pr., Volgograd 400131.***
Head: ***Kolyadin Oleg Stanislavovich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Irkutsk)***
Location: ***Russia***
Postal Address: ***27, office 107, Stepana Razina st., Irkutsk 664025.***
Head: ***Podvesko Viktor Vasiliyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kemerovo)***
Location: ***Russia***
Postal Address: ***1, Kolomiytseva str.***
Head: ***Egorov Konstantin Nikolaevich***
Opened: **12.07.2004**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***
Name: ***Russia (Ekaterinburg)***
Location: ***Ekaterinburg***
Postal Address: ***56 Belinski st., Ekaterinburg Municipal Official Mail-209.***
Head: ***Chichilimov Valeri Borisovich***
Opened: ***9 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Kaliningrad)***
Location: ***Kaliningrad***
Postal Address: ***4-25, Pobieda sq., Kaliningrad 223600.***
Head: ***Kovalenko Igor Alexeyevich***
Opened: ***26 August 1999***

Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Krasnodar)***
Location: ***Krasnodar***
Postal Address: ***43 Krasnaya st., Krasnodar 350000.***
Head: ***Kochur Konstantin Ivanovich***
Opened: ***18 June 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Murmansk)***
Location: ***Murmansk***
Postal Address: ***8, OF.1, Spolokhi st.,Murmansk 183025.***
Head: ***Dariyev Denis Vasiliyevich***
Opened: ***22 December 1997***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Mineralniye Vodi)***
Location: ***Mineralniye Vodi***
Postal Address: ***57, Karl Marks prospect, Mineralniye Vodi 357510, Stavropol Territory.***
Head: ***Levin Igor Anatoliyevich***
Opened: ***25 April 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Nizhni Novgorod)***
Location: ***Nizhni Novgorod***
Postal Address: ***Nizhni Novgorod 603056, Airport.***
Head: ***Tikhonov Alexandre Yuriyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Novosibirsk)***
Location: ***Novosibirsk***
Postal Address: ***28 Krasni Prospect, Novosibirsk-91, 630099.***
Head: ***Matiukh Sergey Ignatiyevich***
Opened: ***25 January 1995***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***
Name: ***Russia (Nizhnevartovsk)***
Location: ***Nizhnevartovsk***
Postal Address: ***11, Omskaya Str., 628606***
Head: ***Antonov Mihail Aleksandrovich***
Opened: **16.04.1999**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Omsk)***
Location: ***Omsk***
Postal Address: ***1 INZHENERNAYA st., OMSK 644103.***
Head: ***Semeonova Galina Mikhailovna***
Opened: ***14 April 1998***

Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Perm)***
Location: ***Perm***
Postal Address: ***21 Popov st., Perm 614600.***
Head: ***Shreider Boris Mikhailovich***
Opened: ***14 September 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Petropavlovsk-Kamchatski)***
Location: ***Petropavlovsk-Kamchatski***
Postal Address: ***35-312 SOVETSKAYA st., PETROPAVLOVSK-KAMCHATSKI 683000.***
Head: ***Degtiarev Andrei Nikolayevich***
Opened: ***20 January 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Rostov-on-Don)***
Location: ***Rostov-on-Don***
Postal Address: ***270/1, 2nd floor, Sholokhov prospect, Rostov-on-Don.***
Head: ***Kirpichev Boris Alexeyevich***
Opened: ***18 March 1999***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Samara)***
Location: ***Samara***
Postal Address: ***16 Uliyanovskaya st., Samara 443001.***
Head: ***Luzgin Sergey Alexeyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (St. Petersburg)***
Location: ***St. Petersburg***
Postal Address: ***5 Kazanskaya st. St. Petersburg 191186.***
Head: ***Sytih Eugeni Ivanovich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Sochi)***
Location: ***Sochi***
Postal Address: ***:3 Chaikovski st., Sochi 354065, Krasnodarski Territoty***
Head: ***Mukhin Sergey Anatoliyevich***
Opened: ***5 August 1998***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Tyumen)***
Location: ***Tyumen***
Postal Address: ***84/1, Malygina str., 625026***
Head: ***Arhipov Vladimir Urevich***

Opened: **20.05.2004**
Power of Attorney valid: ***24.01.2006 to 31.12.2006***

Name: ***Russia (Khabarovsk)***
Location: ***Khabarovsk***
Postal Address: ***39 Karl Marx st., Khabarovsk 680000.***
Head: ***Dobrovolski Vladimir Dmitriyevich***
Opened: ***26 December 1996***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Ufa)***
Location: ***Ufa***
Postal Address: ***45 Verkhne-Torgovaya sq., Ufa 450056, Bashkortostan Republic.***
Head: ***Kuznetsov Andrei Viktorovich***
Opened: ***1 March 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

Name: ***Russia (Cheliabinsk)***
Location: ***Cheliabinsk***
Postal Address: ***90 Svoboda st.,Cheliabinsk 454091.***
Head: ***Kirgizov Yuri Feodorovich***
Opened: ***9 August 2000***
Power of Attorney valid: ***from 6 December 2004 to 31 December 2005***

3.2. Issuer's Regular Economic Activities

3.2.1. Issuer's Regular Economic Activities

Issuer's regular economic activities

- Air transportation on Domestic and International flights regular and charter in accordance with existing international agreements and licenses for operation of airlines issued in accordance with established procedures;
- passenger services;
- handling of cargo;
- technical service and repair of aircraft;
- selling of passenger and cargo travel documents;
- publishing, processing and selling of passenger and cargo travel documents.

Volume of air transportation of JSC "Aeroflot"

Activities	2001	2002	2003	2004	2005	2Q 2006
Passenger transportation, million						
Total	5,8	5,5	5,8	6,6	6,7	3,2
Inclusive International flight	4,2	3,9	4,1	4,6	4,7	2,2
Domestic flight	1,6	1,6	1,7	2,0	2,0	1,0
Cargo and Mail, thousand tons						
Total	101,6	109,5	114,2	145,5	145,4	66,5
Inclusive International flight	86,8	93,3	95,7	124,9	121,8	56,5
Domestic flight	14,8	16,2	18,5	20,6	23,6	10,0

Main types of activities and their share in the volume of realization (income)

The predominant type of the activities of the "Aeroflot" Co, Ltd. which is of prior significance for the Issuer is flight operation, both passenger and cargo.

Main types of activities and their share in the volume of realization (income)

Name of activities	2001	2002	2003	2004	2005	2Q 2006
Passenger transportation revenues	76,9%	76,7%	76,0%	75,8%	74,2%	80,8%
Cargo transportation revenues	7,1%	7,4%	7,6%	9,6%	10,8%	10,5%
Mail transportation revenues	0,3%	0,3%	0,3%	0,2%	0,2%	0,2%

3.2.2. Main types of products (works, services)

Issuer's Basic Economic Activities and their share in proceeds

Structure of production and products (services sale expenses) of JSC "Aeroflot" 2Q 2006	
Name of the expenses item	Period under report
Raw materials and goods, %	3,35
Purchased components, half-finished products, %	2,67
Operations and services of production nature carried out by contractors, %	23,31
Fuel, %	36,08
Energy, %	0,04
Labor payment expenses, %	9,8

Interest on credit, %	
Rent, %	8,80
Allocation to social needs, %	2.28
Depreciation of fixed assets, %	1,26
Taxes included in prime cost, %	0,41
Other expenses, %	12,71
-depreciation of fictitious assets, %	0,02
-mandatory insurance contributions, %	0,96
-incidental expenses, %	0,06
-agent's commission,	6,26
-per diem and hotel accommodation of the staff	1,02
-other expenses	4,40
Total expenses on production and sale (operations, services) (prime cost), %	100,00

3.2.3. Raw and other materials and Issuer's suppliers

1. Sources of raw materials for basic operations of the Issuer.

For fuelling of aircraft of the Issuer the following aviation fuel brands are used:
Abroad – JET A-1 of basic modifications: ASTM D 1655, DERD 2494/
Home – TC-1 (PT) to the State Standard 10227-86.

Fuelling Price Fluctuations, June 2006

Region	Month reported	Previous month	+/-%
Sheremetyevo, price "to the wing" Ruble/ton, VAT excluded	15.708,5	15435,7	1,8

Airports abroad, $, $/t	770,5	755,6	2.0
Airports, Russia, price "to the wing" Ruble/ton, VAT excluded	17 207,8	17 008,6	1,2
CIS airports, $/t	752,6	723,9	2,5

Volume of fuel purchases, thousand tons, June 2006

Region	Reported month	Previous month	+/-%
Sheremetyevo	66,2	62,7	5,6
Foreign airports	32,5	28,6	13,6
Russian airports	18,2	14,8	23,0
CIS airports	2,9	2,2	31,8
Fuelling of own park	115,82	104,34	11,0
Sheremetyevo sales to other airlines	3,98	3,965	0,4

Market prices long-term forecast
Source: Morgan Stanley from July 06, 2006

	Aug. 2006	Sep. 2006	4th Q 2006	1Q 2007	2Q 2007
IPE Brent ($/bbl)*	**73.88**	**74.54**	75.39	**76.17**	**76.35**
Jet CIF NEW ($/t)**	**719.1**	**726.9**	**745.4**	**768.7**	**766.1**
Jet FOB Rott ($/t)***	**712.1**	**719.9**	**737.9**	**761.2**	**758.6**

* Quotations of stock exchange for financial futures for Brent for the mentioned period on IPE (London);

** monthly average of quotations for aviation kerosene on the market CIF NWE;

*** monthly average of quotations for aviation kerosene on the market FOB Rott

3.3. Affiliated and Subsidiary Companies of the Issuer

1. Name: ***"Alt Reise Buro", JSC***

   Location: ***Denmark, Copenhagen***

   Postal Address: ***Denmark, DK-1620, Copenhagen, Vesterbrogate 6D***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***Tourism***

   Positioning of the Company in the Issuer's Business Activity: ***Investments.***

2. Name: ***'Avia Leasing", Affiliated Company***

   Location: ***Moscow***

   Postal Address: ***125167, Leningradski prospect, 37-5***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***Purchasing and sales of aviation equipment, spare parts and ground equipment.***

   Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3. Name: ***Close Corporation "Sherotel", Affiliated Company.***

   Location: ***Moscow Region, Khimki District***

   Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

   Activity status: ***hotel accommodation services for natural persons and legal entities, office spaces for rent.***

   Positioning of the Company in the Issuer's Business Activity: ***Accommodation of JSC "Aeroflot" flight crews, office space for rent, investments.***

4. Name: ***JSC "Terminal"***

   Location: ***Moscow Region, Khimki District***

   Postal Address: ***141400, Moscow Region, Khimki District, Sheremetyevo-2, building 3***

   Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

   Affiliated Company, "Aeroflot" – single founder.

   Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: ***Organization and implementation, if needed together with third parties as subcontractors or executors, of project design, construction, start-up of a new Terminal.***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

5. Name: ***Close Corporation "Aeroflot Plus", Affiliated Company***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.5***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Activity status: ***air transportation services of high comfort and service (elite air transportation***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

6. Name: ***Tris Travel SRL, Affiliated Company***
Location: ***Roma, Italy***
Postal Address: ***00184, Italy, Roma, Labikana roa, 32***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Activity status: ***passenger and cargo air transportation sales, tourism***
Positioning of the Company in the Issuer's Business Activity: ***Investment***

7. Name: ***"Aeroflot Riga Ltd", Affiliated Company***
Location: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Postal Address: ***LV-1050, Latvia, Riga, Gertrudes Str. 6-1***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" – single founder.
Issuer's share in the Authorized capital of the legal entity: ***100%***
Activity status: ***ticket sales, accommodation of JSC "Aeroflot" flight crews***
Positioning of the Company in the Issuer's Business Activity: ***Investment.***

8. Name: ***JSC Insurance Company "Moskva", Affiliated Company***
Location: ***Moscow***
Postal Address: ***121205, Moscow, Novi Arbat Street, 36/9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Affiliated Company, "Aeroflot" holds 100% of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***100%***

Activity status: **CASKO-*insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

Positioning of the Company in the Issuer's Business Activity: КАСКО-***insurance, loss, damage, accident insurance, insurance of affiliated and subsidiary companies, investment***

9. Name: ***ZAO "Aeroflot - Cargo " Ltd. Affiliated company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***141400, Moscow, Sheremetyevo International airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 100 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***0 %***

Activity status: ***cargo traffic***

10. Name: ***"Aeromar" Ltd. Affiliated company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow, Sheremetyevo International airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Cabin catering, production and supply of food and beverages for Russian and Foreign air carriers on the territory of the Russian Federation and abroad***

Positioning of the Company in the Issuer's Business Activity: ***Food and beverages supply, on board catering of JSC "Aeroflot" flights.***

11. Name: ***JSC "Aeroflot-Don".***

Location: ***Russian Federation, Rostov-on-Don***

Postal Address: ***Russian Federation, 344009, Rostov-on-Don, Sholokhov prospect, 272***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Regular and charter Domestic and International air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Air transportation, Joint operations with JSC "Aeroflot"***

12. Name: ***"Aeroflot-Nord" Ltd.***

Location: ***Russian Federation, Arkhangelsk***

Postal Address: ***RF, 163053, Arkhangelsk, Airport Talagi***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 51 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***51 %***

Activity status: ***Passenger, cargo, mail transportation, domestic and international, in accordance with requirements of Air Law and other legal documents of RF.***

Positioning of the Company in the Issuer's Business Activity: ***Air Transportation, jointly with "Aeroflot"***

13. Name: ***Close Corporation "Aeroport Moskva". Subsidiary company.***

Location: ***Moscow Region, Khimki District***

Postal Address: ***124340, Moscow Region, Khimki District, Sheremetyevo-1 airport***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Affiliated Company, "Aeroflot" holds 50 % of the Company shares. Main share holding among three founders.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Passenger, cargo servicing, technical and commercial Service of aircraft on airfields.***

Positioning of the Company in the Issuer's Business Activity: ***Handling operations for JSC "Aeroflot"***

14. Name: ***Close Corporation "D.A.T.E." (Delta Aeroflot Travel Enterprise Inc – D.A.T.E.)***

Location: ***Moscow***

Postal Address: ***125829, Moscow, Leningradski prospect, 64, off.129***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 50 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***50 %***

Activity status: ***Airport services, ground support and other aviation services on the territory of International Airport "Scheremetyevo-2"***

Positioning of the Company in the Issuer's Business Activity: ***First Class passenger Service in "Scheremetyevo-2" Airport.***

15. Name: ***"AM-Terminal" Ltd***

Location: ***Moscow***

Postal Address: ***124340, Moscow, airport Scheremetyevo-2***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***Passenger, cargo service, technical and commercial***

Service of air craft, ground technical and commercial

Service of air craft on airfields

Positioning of the Company in the Issuer's Business Activity: ***Investments***

16. Name: ***Transnautic Aero GMBH***

Location: ***Germany, Kelsterbach***

Postal Address: ***65451, Germany, Kelsterbach, Kleiner Karnveg, 26-28***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 49 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***49 %***

Activity status: ***sales and bookkeeping of air transportation***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

17. Name: ***"Aeromash – Aviation Security" Inc***

Location: ***Moscow District***

Postal Address: ***141400, Moscow District, Khimki district, International airport Scheremetyevo-2,3, room 1147***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 45 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***45 %***

Activity status: ***Preflight checks of passengers, crew, personnel, cabin baggage, hold baggage, cargo, mail and on board supplies. Preflight checks of aircraft.***

Positioning of the Company in the Issuer's Business Activity: ***Aviation security of passengers and aircraft of JSC "Aeroflot"***

18. Name: ***"Aerofirst" Inc, Subsidiary Company.***

Location: ***Moscow***

Postal Address: ***141400, Moscow, Khimki, International airport Sheremetyevo-2, 309***

Grounds to consider the Company Affiliated or Subsidiary to the Issuer:

Subsidiary Company, "Aeroflot" holds 33,3 % of the Company shares.

Issuer's share in the Authorized capital of the legal entity: ***33,3 %***

Activity status: ***Duty-free shops in Scheremetyevo-1 and Scheremetyevo-2 airports***

Positioning of the Company in the Issuer's Business Activity: ***Investments***

19. Name: ***"Fuel filling complex Sheremetyevo" Inc, Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***141400, Moscow District, Khimki, International airport Sheremetyevo***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 31 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***31 %***
Activity status: ***Combustive lubricating materials, filling of aircraft, aviation and ground equipment and vehicles***
Positioning of the Company in the Issuer's Business Activity: ***Filling of JSC "Aeroflot" aircraft.***

20. Name: ***"Aeroimp Ltd ". Subsidiary Company.***
Location: ***Moscow***
Postal Address: ***125167, Moscow, Leningradski prospect, 37, bld.9***
Grounds to consider the Company Affiliated or Subsidiary to the Issuer:
Subsidiary Company, "Aeroflot" holds 25 % of the Company shares.
Issuer's share in the Authorized capital of the legal entity: ***25 %***
Activity status: ***Maintenance, reconstruction, construction, equipment, repairs, rehabilitation of hotel complexes, offices, flats other objects***
Positioning of the Company in the Issuer's Business Activity: ***Investments.***

3.4. Composition, structure and value of the Issuer's fixed assets, information on planed purchasing, replacement, retirement of fixed assets and other facts of encumbrance of the Issuer's fixed assets

3.4.1. Fixed Assets

	(thousands rubles)	as at 30.06.2006	
№	**Name of Fixed Assets Group**	**Full value**	**Residual value**
1	Buildings	1 356 179	179 963
2	Constructions	105 052	37 624
3	Machinery and equipment	1 971 022	988 372
4	Transportation means	556 621	301 068
5	Production and household equipment	393 411	200 417
6	A/c hulls	2 747 290	2 052 123

	(thousands rubles)	as at 30.06.2006	
№	**Name of Fixed Assets Group**	**Full value**	**Residual value**
7	A/c engines	4 061 924	3 651 538
8	Perennial planting	8 854	339
9	Other	182 259	57 703
	TOTAL:	**11 382 612**	**7 469 147**

CHAPTER IV. Information on Financial and Business Activities of the Issuer

4.1. Results of Financial and Business Activities of the Issuer

4.1.1. Profit and loss

№	Indicator Description	Calculation method	First half of the year 2006
1	Revenue, thousands rubles	Total revenue from sales of goods, products, works and services	32 574 661
2	Gross income, thousands rubles	Income (sales proceeds) – cost of production of goods, products, works and services sold (except commercial and administrative expenses)	6 463 951
3	Net profit (undistributed profit (uncovered loss), thousand of rubles	Profit (Loss) from regular activities + extraordinary income – extraordinary expenses	4 742 289
4	Assets profitability, %	Net profit / balance value of assets	13.594
5	Own capital profitability, %	Net profit/ (capital and reserves – targeted financing and earnings + deferred income – own shares	0.191
6	Coefficient of net profit,%	Net profit/revenue	14.558
7	Production (sales) profitability, %	Income from sales / gross / earnings (sales proceeds)	11.579
9	Sum of uncovered loss at the accounting period date, thousand	Uncovered loss of previous years + uncovered loss of the accounting year	-
10	Relation of outstanding loss at the reporting period date and balance	Sum of outstanding loss at the accounting period date / assets balance value (balance value)	-

(82-4592)

4.2. Issuer's liquidity 2nd quarter 2006

№	Indicator Description	Calculation method	2Q 2006
1	Own circulating assets, thousand rubles	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods – non-circulating assets – long term receivables	13 303 794
2	Index of Permanent assets	Non-circulating assets + long term receivables / capital and reserves (less own shares redeemed from shareholders) - targeted investments and earnings + income of future	0.456
3	Current liquidity factor	Circulating assets – long term receivables / short term liabilities (excluding income of future periods)	2.759
4	Quick liquidity factor	(Circulating assets - stocks – value added tax on purchased values – long term receivables) / short term liabilities (income of future periods not included)	2.390
4	Factor of own assets autonomy	Capital and reserves (less own shares redeemed from shareholders) – targeted investments and earnings + income of future periods / non-circulating assets + circulating assets	0.701

4.3. Size, structure and sufficiency of issuer's capital and circulating assets

4.3.1. Size and structure of issuer's capital and working funds

Sufficiency of capital and circulating funds of the Issuer

№	Indicator Description	Calculation method	2Q 2006
I.	**Capital amount and structure**		
1	Issuer's Charter capital amount, and correspondence of Issuer's Charter capital with Issuer's Charter documents, thousand rubles	Line 410 of accounting balance sheet	1 110 616
2	Total value of Issuer's shares, redeemed by the Issuer for further resale (transfer) with indication of such shares percentage of the total Issuer's shares (charter capital) distribution, thousand rubles	Line 411 of accounting balance sheet	-
3	Issuer's Reserve capital amount accumulated by allocations from Issuer's profits, thousand rubles	Line 430 of accounting balance sheet	277 654
4	Issuer's additional capital amount reflecting the growth of assets value revealed by the results of revaluation, and the amount of the difference between the market price (distribution price) and denomination price of the Company shares as the result of sales of shares at the price higher than the denomination price, thousand rubles	Line 420 of accounting balance sheet	3 255 512
5	Amount of Issuer's undistributed net profit, thousand rubles	Line 470 of accounting balance sheet	19 787 042
6	Amount of Issuer's targeted investments including amounts of means allocated for implementation of special purpose measures, means obtained from other organizations and persons, State budget organizations and others, thousand rubles	Line 460 of accounting balance sheet	-
7	Issuer's total amount of capital, thousand rubles	Line 490 of accounting balance sheet	24 430 824

II.	**Amount and structure of circulating assets**		
1	Stocks, thousand rubles	Line 210 of accounting balance sheet	2 807 655
2	Value added tax on purchased values, thousand rubles	Line 220 of accounting balance sheet	367 175
3	Long term receivables, thousand rubles	Line 230 of accounting balance sheet	-
4	Short term receivables, thousand rubles	Line 240 of accounting balance sheet	15 462 350
5	Short term investments, thousand rubles	Line 250 of accounting balance sheet	13 627
6	Money means, thousand rubles	Line 260 of accounting balance sheet	5 082 850
7	Other circulating assets, thousand rubles	Line 270 of accounting balance sheet	-
III.	**Capital sufficiency**		
1	Relation of outside funds to capital and reserves, %	(see item 2.1.)	42/793
2	Relation of the amount of short term liabilities to capital and reserves, %	(see item 2.1.)	35.315
IV.	**Circulating assets sufficiency**		
1	Turnover of receivables, times	(see 2.1.)	1.241
2	Amount of day average operating expenses for the latest completed quarter preceding the end date of the latest reporting quarter, thousand rubles	(lines 070 + 100 of the Statement on profit and losses for the latest completed quarter preceding the end date of the latest accounting quarter) / 90 days	7.682
3	Circulating assets sufficiency to cover current operating expenses	Circulating assets (line 290 of balance sheet) / PROJECTION of operating expenses for servicing indebtedness during next quarter	

4.3.2. Issuer's Financial Investments

Issuer's financial investments amounting to 10 and more per cent of its overall financial investments as of 01.07.2006

Investments into securities

Full and abbreviated name of the object of a financial investment	Place of residence	State registration numbers	Number of securities in possession of JSC "Aeroflot"	Face value of securities	Book value of securities	Amount of declared dividend (in the current or previous year)
Joint Stock Company "Terminal"	141400, Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	1-01-08821-A, 23.12.2003 1-01-08821-A-001D, 17.02.2005	Ordinary non-documented, 2 000 000 pie Ordinary non-documented, 35 960 000 pie	3 796 000 000	3 796 000 000	At year 2005: 862 977.32 Rubl.

ZAO «Sherotel» - loans given

Full and abbreviated name of the object of a financial investment	Place of location	Taxpayer identification number	Amount of investment in per cent from the charter capital / money consideration	The order of income calculation / terms of payment
Closed Joint Stock Company "Sherotel", ZAO «Sherotel»	141400 Moscow Region, Khimkinsky District, Shermetyevo-2, tenement № 3	7712014856	976 704 179.91	6-month LIBOR rate + 0.8125/ October 1st, 2016

4.3.3. Issuer’s Intangible Asset

№	Name of the intangible assets group	2nd quarter of 2006	
		Full value	Amount of depreciation charged
1	Intellectual property objects (exclusive rights for benefits from intellectual property)	5 050	2 679
2	Administrative expenses	0	0
3	Company business standing	0	0
4	Others	106 084	61 122
	TOTAL:	**111 134**	**63 801**

CHAPTER V. Detailed information on persons holding positions in the managing bodies, financial and business supervising bodies of the Company and brief information about employees (workers) of the issuer

5.1 Information on the persons holding positions in the Issuer's managing bodies

Issuer's Board of Directors

Ivanov Viktor Petrovitch – Chairman of the Board of Directors
Education: *higher*
Positions held within the last 5 years:
Period: *2000 -2004*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Deputy Chief of Administration of the President of the Russian Federation*
Period: *2004 - now*
Company: *Administration of the President of the Russian Federation*
Activity: *State service*
Position: *Advisor to the President of the Russian Federation*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Danilitsky Anatoly Antonovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy and later First Deputy of the Chairman of the Executive Board of OAO AKB "National Reserves Bank".*
Period: *2005-now*
Organization: *National Reserve Corporation*
Activity:
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock:: *0.0004%*
Shares in affiliate/subsidiary companies: *none*

Dushatin Leonid Akexeevitch
Education: *higher*

Positions held within the last 5 years:
Period: *1996 - 2002*
Organization: *Fuel Energy Complex*
Activity: *Energy*
Position: *Vice-President Department Chief*
Period: *2002 - 2004*
Organization: *National Reserve Bank*
Activity: *Banking*
Position: *Deputy Chairman of the Board*
Period: *2004 - now*
Organization: *"National Reserve Corporation"*
Activity
Position: *First Deputy Director*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Kopeikin Mikhail Yurievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1996 - 2003*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Chief economic department and property management*
Period: *2003 - now*
Organization: *Government of the Russian Federation Staff*
Activity: *State Service*
Position: *Deputy Chief of Staff*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Nikitin Gleb Sergeevitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001 - 2004*
Organization: *Committee on management of the city property of the city of Saint Petersburg*
Activity:
Position: *Department Chief*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Tikhonov Alexander Vasilievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1998-2000*
Organization: *Ministry of Property Relations of the Russian Federation*
Activity: *State Service*
Position: *Deputy Department Chief*
Period: *2000 - 2004*
Organization: *Federal Agency of State property management*
Activity: *Transport*
Position: *Deputy Department Chief of the Ministry of Property Relations of the Russian Federation, Chief of Department of property management of science and social sphere organizations*
Period: *2004 – now*
Organization: *Ministry of transport of the Russian Federation*
Activity: *Transport*
Position: *Director of Department of structural reform*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Shablin Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *now*
Organization: *"National reserve Bank"*
Activity: *Banking*
Position: *Senior Vice-President*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Sharonov Andrey Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001-2005*
Organization: *Ministry of Economy the Russian Federation*
Activity: *State Service*
Position: *Deputy Minister*
Period: *2005 - now*
Organization: *Ministry for Economic Development and Trade of the Russian Federation*
Activity: *State Service*
Position: Secretary of State, Deputy Minister
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Urchik Alexander Alekseevitch
Education: *higher*
Positions held within the last 5 years:
Period: *2001-2004*

Organization: *Administration of Military Communications on air routes of regional administrations and production associations of the Federal Agency of Air Transport*
Activity: *State Service*
Position: *at commanding positions*
Period: *2004--2005*
Organization: *Rosaviation*
Activity: *State Service*
Position: *Deputy Chief*
Period: *2005 - now*
Organization: *Rosaviation*
Activity: *State Service*
Position: *Chief*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Personal executive body, members of collective executive body of the Issuer:

Okulov Valeri Mikhailovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *General Director*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies: *none*

Avilov Vasili Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: *JSC "Aeroflot"*
Activity: *Transport*
Position: *Chief of administration*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Antonov Vladimir Nikolaevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1995 - now*
Organization: JSC "Aeroflot"
Activity: *Transport*
Position: *Deputy Director General, flight security*
Shares in the Issuer's Authorized Capital Stock: *0.0004%*
Shares in affiliate/subsidiary companies: *none*
Period: *1999 - now*
Organization: *ZAO "Aerofirst". Subsidiary company.*
Activity : *Trade*

Position: *Member of the Board of Directors supervisory committee). Elective office.*
Period: *1997 - now*
Organization: ZAO *"Aeromash-Aviation Security". Subsidiary company.*
Activity: *Security*
Position: *Member of the Board of Directors supervisory committee). Elective office.*

Sidorov Alexei Albertovicth
Education: *higher*
Positions held within the last 5 years:
Period: 1995 – now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Director of Commerce*
Shares in the Issuer's Authorized Capital Stock: 0.0025%
Shares in affiliate/subsidiary companies: *none*
Period: 2006- now
Organization: JSC "Alt Reisebüro""
Activity: Service
Position: *Member of the Board of Directors (Supervisory Board)* Elective office
Period: 2005- now
Organization: ZAO DEIT
Activity: Food and Catering Supplies
Position: Member of the Board of Directors (Supervisory Counsel) Elective office

Belykh Yuri Ilyich
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 2001*
Organization: "Transaero" Aviation Company
Activity: Transport
Position: Deputy Director General, technical service
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief Engineer, Technical Director, - Chief of ATK complex*
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Volymerets Anatoli Ivanovitch
Education: *higher*
Positions held within the last 5 years:
Period:: *1997 - 2002*
Organization: JSC "Aeroflot"
Activity: Transport
Position: First *Deputy Director General- operations*
Period: 2002 – now
Organization: JSC "Aeroflot"
Activity: Transport
Position: *Deputy Director, Training Center of Aviation Personnel, flight and cabin crews training.*
Shares in the Issuer's Authorized Capital Stock: 0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: *2005 - now*

Organization: JSC “Aeroflot Plus”
Activity: Transport
Position: *Chairman of the Board of Directors. Elective service*
Shares in the Issuer’s Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Gerasimov Vladimir Vladislavovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: JSC “Aeroflot”
Activity: Transport
Position: *Deputy Director, Department of Economics*
Period: 1999 – now
Organization: JSC “Aeroflot”
Activity: Transport
Position: *Deputy Director General, Technical and Material Logistics*
Shares in the Issuer’s Authorized Capital Stock:0.0025%
Shares in affiliate/subsidiary companies – *none*
Period: 2000 – now
Organization: “Fuel Filling Company» Inc, TZK Inc. Subsidiary company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office
Shares in the Issuer’s Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*
Period: – now
Organization: “Fuel Filling Company” Inc, TZK Inc. Subsidiary Company
Activity: Service
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Eliseev Boris Petrovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Administration of the President of the Russian Federation
Activity: State Service
Position: *Advisor, Deputy Department Head, Administration of the President of the Russian Federation*
Period: 1999 – 1999
Organization: JSC “Aeroflot”
Activity: Transport
Position: *Deputy Director, Legal Department*
Period: 1999 – now
Organization: JSC “Aeroflot”
Activity: Transport
Position: *Deputy General Director - Director, Legal Department*
Shares in the Issuer’s Authorized Capital Stock: *0,000001%*
Shares in affiliate/subsidiary companies – *none*
Period: *2004 - now*
Organization: *"Insurance Company Moskva"*
Activity: *Insurance*
Position: *Member of the Board of Directors (Supervisory Counsel)* Elective office

Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Koldunov Alexander Alexandrovitch
Education: *higher*
Positions held within the last 5 years:
Period: 1995– 2001
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Aircraft Commander (type) IL-86, IL-96-300*
Period: 2001 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Chief of Flight Safety Inspection*
Shares in the Issuer's Authorized Capital Stock:0.0025%
Shares in affiliate/subsidiary companies – *none*

Poluboiarinov Mikhail Igorevitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - 1999*
Organization: Foreign Trade JSC "Avtoimport"
Activity: Finance
Position: *Director of Finance – Chief Accountant*
eriod: 1999 – 1999
Organization: TC "Avtoimport" LTD
Activity: Management
Position: *Executive Director*
Period: 1999 - now
Organization: JSC "Aeroflot – Russian Airlines"
Activity: Transport
Position: *Deputy Chief Accountant, Chief Accountant, Deputy Director General, Finance & Planning*
Shares in the Issuer's Authorized Capital Stock: *0,0004%*
Shares in affiliate/subsidiary companies – *none*
Period: 2003 - now
Organization: Joint-Stock Company "Alt Reiseburo"
Activity: *Tourism*
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 2003 - now
Organization: "Strakhovaya Kompania Moskva" (Moscow Insurance Company) Public Corporation
Activity: Insurance
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Shares in the Issuer's Authorized Capital Stock: *none*
Shares in affiliate/subsidiary companies: *none*

Smirnov Vladimir Vladimirovitch
Education: *higher*
Positions held within the last 5 years:
Period: *1997 - now*
Organization: JSC "Aeroflot"
Activity: Transport

Position: *Deputy General Director, Director, Traffic Ground Support Complex*
Shares in the Issuer's Authorized Capital Stock:0.0026%
Shares in affiliate/subsidiary companies – *none*
Period: 1997 – now
Organization: "Scherotel" Ltd, Affiliated Company
Activity: Hotel
Position: Member of the Board of Directors (Supervisory Counsel) Elective office
Period: 1998– now
Organization: "Date" Ltd, subsidiary company
Activity: *Tourism*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2001 – now*
Organization: *JV "Airport Moscow" Ltd, Affiliated Company*
Activity: *Service*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*
Period: *2002 – now*
Organization: *"Aeromar" Ltd*
Activity: *Food and Catering Supplies*
Position: *Member of the Board of Directors (Supervisory Counsel) Elective office*

Tulski Stanislav Georgievitch
Education: *higher*
Positions held within the last 5 years:
Period: *1999 - 2004*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Chief of flying group of aircraft B-777 / 767 of flying complex, Director of Flying Complex*
Period: *2004 – now*
Organization: *JSC "Aeroflot – Russian Airlines"*
Position: *Deputy General Director flying operations – Director of Flying Complex*
Shares in the Issuer's Authorized Capital Stock: *0.0025%*
Shares in affiliate/subsidiary companies – *none*

5.2. Information on the amount of remuneration, benefits and/or compensation with regard to every administrative body of the Issuer.

Remunerations paid to the members of the Board of Directors (Supervisory Council) and to other Issuer's officials.

The summary amount of remunerations paid to all persons listed in Paragraph.5.1.or the last completed fiscal year:
Salaries (rubles): ***14 122 094,86***
Bonuses (rubles): ***4 883 284,00***
Commissions (rubles): ***0***
Other property benefits (rubles): ***0***
Total (rubles): ***19 005 378,86***

5.3. Information on remuneration, privileges, and/or compensation of expenses of the controlling organ of financial-operational activity of the issuer

Wages or other remuneration to the members of the Auditing Commission are not provided and have not been paid.

5.4. Number and summary information on education and structure of employees of the Issuer, changes in number of employees of the Issuer

Index description	1st quarter of 2006	2st quarter of 2006
Payroll average number of employees, total persons	14 760	14 638
Including employee of representations	684	687
Share of employees having higher professional education, %	52.5	52.7
Pay-roll fund, rubl.	1 420 876 800	1 518 700 600
Payment of social character, total, rubl.	68 338 700	63 133 800
Pay-roll fund and Payment of social character, total, rubl.	1 489 215 500	1 581 834 400

CHARPTER VI. Information on partners (shareholders) of the Issuer and transactions effected by the Issuer that were connected with specific interests

6.1 Total Number of Shareholders of the Issuer

Total number of shareholders (equities): ***11 414***
Nominal holders of Company shares: ***13***

6.2. Shareholders holding no less than 5% of its Authorized Capital or no less than 5% of its ordinary shares, as well as information on shareholders of such entities, holding no less than 20% of Authorized Capital or no less than 20 % of their ordinary shares

Name: ***FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY***
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***

Name: ***Joint Stock Business Savings Bank of the Russian Federation (Public Corporation)***
Place of residence: ***Moscow***
Mailing Address: ***117997, Moscow, Vavilova st., 19***
Share in Issuer's Authorized Capital Stock: ***25 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

Name: ***Private Joint Stock Company Deposit and Clearing Company***
Place of residence: ***Moscow***
Mailing Address: ***115162, Moscow, Shabolovka st., 31, bldng Б***
Share in Issuer's Authorized Capital Stock: ***10,42 %, nominal shareholder***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: *there are none*

6.3. Share held by the State or municipal bodies in the Authorized Capital of the Issuer, special rights ("Golden Share")

Name: ***FEDERAL AGENCY FOR MANAGEMENT OF FEDERAL PROPERTY***
Place of residence: ***Moscow***
Mailing Address: ***103685, Moscow, Nikolski per., 9***
Share in Issuer's Authorized Capital Stock: ***51,17%***
Shareholders holding no less than 25 % of the Authorized Capital Stock of the shareholder of the Issuer: ***there are none***
Special rights for participation of the Russian Federation, subject territories of the Russian Federation, municipal bodies in the management of the Issuer ("Golden Share"): ***not provided.***

6.4. Information on restrictions for participation in the charter (shared) capital (shared fund) of the Issuer

There are no such restrictions.

6. 5. Changes in composition and participation of shareholders of the Issuer, holding no less than 5% of its authorized capital or no less than 5 % of its ordinary shares

№	Full name / Name, Surname, Paternal name	Type of registered person	% in authorized capital
1	RF MINISTRY OF STATE PROPERTY RELATION	Owner	51.17%
2	GRABOR TRADING (OVERSEAS) LIMITED	Owner	19.74%
3	DUNSLAND LTD	Owner	9.76%

6.6. Information on transaction with specific interests involved

There have been no transactions with specific interests involved.

6.7. Accounts receivable

Accounts receivable for the 2nd quarter of 2006

Types of receivables	1Q 2006	
	Less 1 year	Over 1 year
Receivables, total, rubles. including:	5 719 503 000	-
outstanding, rubles	892 779 815	x
customers and client, rubles	-	-
bills receivable, rubles.	-	-
indebtedness of subsidiaries and affiliated companies, rubles	-	-
indebtedness of partners (founders) in relation to contributions to the charter capital, rubles	15 442 158	x
advance payments effected, rubles	2 397 492 579	8 421
other receivables, rubles	76 911 665	x
Total, rubles.:	1 196 078 581	x

CHAPTER VII. Issuer's accounting statements and other financial information

7.1. Balance Sheet

Reported period

Year: **2006**

Quarter: **II**

Date: **31/06/2006**

Units: **Thousand Rubles**

ACCOUNTING BALANCE SHEET STATEMENT

ASSETS	Line Code	At the Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
I. NON-CIRCULATING ASSETS			
Intangible assets	110	52 682	47 333
Fixed assets	120	3 935 343	3 913 465
Construction in progress	130	1 120 287	1 076 555
Income-bearing investments in material values	135	0	0
Long-term financial investments	140	2 385 594	5 895 714
including: investments in subsidiaries and affiliated companies	141	614 159	4 257 759
loans issued to organizations for more than 12 months	142	1 218 602	1 195 138
other long-term investments	143	552 833	442 817
Deferred tax assets	145	141 327	212 888
Other non-circulating assets	150	6 000	6 000
Section I, TOTAL	190	7 641 233	11 151 955
II. WORKING ASSETS			
Stocks	210	2 939 607	2 807 655
raw and other materials, other similar values	211	2 358 163	2 368 812
deferred expenses	216	581 444	438 843

other stocks and expenditures	217	0	0
Value added tax on acquired values	220	506 925	367 175
Value added tax on acquired values	230	0	0
purchasers and clients (62, 76, 82)	231	0	0
bills receivable	232	0	0
debts of subsidiaries and affiliates (78)	233	0	0
advance payments made	234	0	0
other debtors	235	0	0
Accounts receivable (expected to be paid within 12 months after the reporting date)	240	18 479 142	15 462 350
purchasers and clients (62, 76, 82)	241	7 127 330	5 719 503
bills receivable	242	0	0
debts of subsidiaries and affiliates	243	90 135	19 311
State budget outstanding payments on taxes and charges	244	5 411 102	2 741 935
Outstanding payments of State non-budget funds	245	1 449	951
advance payments made	246	1 712 197	2 397 501
other debtors	247	4 136 929	4 583 149
Short-term financial investments (56,58,82)	250	1 539 207	13 627
loans issued to organizations for less than 12 months term	251	0	0
other short-term financial investments	252	1 539 207	13 627
Money	260	1 647 535	5 082 850
including: cash	261	12 424	18 991
current accounts	262	762 332	1 843 887
hard currency accounts	263	737 483	3 137 056
other money means	264	135 296	82 916
Other working assets	270	0	0
Intra-organizational settlements	280	0	0
Section II, TOTAL	290	5 112 416	23 733 657
BLANCE (sum of lines 190 + 290):	300	32 753 649	34 885 612

LIABILITIES	Line Code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
III. CAPITAL AND RESERVES			
Charter capital	410	1 110 616	1 110 616
Own shares redeemed from shareholders	411	0	0
Additional capital	420	3 374 528	3 255 512
Reserved capital	430	277 654	277 654
statutory reserve funds	431	0	0
reserves set up in accordance with constituent documents	432	277 654	277 654
Retained profit (uncovered losses)	470	15 970 026	19 787 042
including: retained profit (uncovered losses) from previous years	471	15 970 026	15 044 753
Retained profit (uncovered losses) of the reporting year	472	X	4 742 289
Section III, TOTAL	490	20 732 824	24 430 824
IV. LONG TERM LIABILITIES			
Loans and credits	510	1 960 536	216 833
including: bank credits to be repaid more than 12 month after the reporting date	511	1 960 536	216 833
loans to be repaid within 12 month after the reporting date	512	0	0
Deferred taxation liabilities	515	806 281	1 610 250
Other long-term liabilities	520	0	0
Section IV, TOTAL	590	2 766 817	1 827 083
V. SHORT TERM LIABILITIES			
Loans and credits	610	1 727 967	815 042
including: bank loans to be repaid within 12 month after the reporting date	611	1 727 967	815 042
loans to be repaid within 12 month after the reporting date	612	0	0
accounts payable	620	7 488 783	6 376 795
suppliers and contractors	621	5 265 762	5 022 647

wages and salaries	622	188 119	256 188
indebtedness to the State non-budget funds	623	107 871	87 142
indebtedness on taxes and charges	624	1 413 738	586 892
other payables	625	219 618	171 963
Bills payable	626	0	0
advances received	627	293 675	251 963
Indebtedness to subsidiaries and affiliates	628	0	0
Outstanding payments to partners (founders) in income payments	630	8 344	918 481
Deferred income	640	28 914	24 925
Reserves for deferred expenses	650	0	492 462
Other short term liabilities	660	0	0
Section V, TOTAL	690	9 254 008	8 627 705
BALANCE (sum of lines 490 + 590 + 690):	700	32 753 649	34 885 612

Information on values accounted out of Balance Sheet accounts

Item	Line code	At The Beginning Of The Reporting Year	At The End Of The Reporting Period
1	2	3	4
Fixed assets rented	910	41 422 181	44 621 031
including leased ones	911	41 421 965	44 551 975
Goods and material values accepted for storage under obligations	920	4 736	4 736
Goods accepted for commission	930	0	0
Written off to losses indebtedness of insolvent debtors	940	1 528 819	1 509 412
Backing of liabilities and payments received	950	361 425	337 907
Backing of liabilities and payments issued	960	1 163 761	2 867 820
Wear and tear of housing stock	970	0	0
Wear and tear of external improvement areas and similar objects	980	0	0
Intangible assets acquired for use	990	0	0
Other	995	0	0

PROFIT AND LOSS STATEMENT

Item	Line code	For the reported period	For the same period of the previous year
1	2	3	4
Profits and losses from regular business activities			
Revenue (net) from sales of goods, products, works and services (less value added tax, excise taxes and other similar mandatory payments)	010	32 574 661	28 574 075
Production cost of sold goods, products, works, services	020	(26 110 710)	(24 652 035)
Gross profit	029	6 463 951	3 922 040
Trade expenses	030	(1 609 626)	(1 479 743)
Administrative expenses	040	(1 082 550)	(1 109 742)
Sales profit (loss)	050	3 771 775	1 332 555
Operational profits and losses			
Interests receivable	060	73 459	109 823
Interests payable	070	(110 184)	(96 459)
Income form participation in other organizations	080	39 049	63 212
Other operating income	090	587 556	256 511
Other operating expenses	100	(775 397)	(408 456)
Non-trade profit	120	3 936 461	3 359 492
Non-trade expenses	130	(1 172 352)	(1 591 625)
Profit (loss) before taxes	140	6 350 367	3 025 053
Deferred tax assets	141	71 562	582 950
Deferred tax liabilities	142	(803 969)	(1 041 700)
Current profit tax	150	(711 537)	(956)
Other tax payments	151	(164 134)	(29 377)
Net profit (loss) of the reporting period	190	4 742 289	2 535 970
FOR REFERENCE:			
Permanent tax liabilities (assets)	200	268 553	237 886
Base profit (loss) per share	201	-	-
Split profit (loss) per share	202	-	-

EXPLANATION OF SOME PROFITS AND LOSSES

Item	Line Code	Reporting Period		Same Period of the Previous Year	
		Profit	Loss	Profit	Loss
1	2	3	4	5	6
Fines, penalties and forfeit penalties accepted or paid under court decree (arbitration court) on their recovery	210	153 984	7 052	85 433	7 448
Profit (loss) of previous years	220	160 749	117 066	236 142	111 930
Payment of damages caused by non-performance or inadequate performance of obligations	230	94 149	194	47 819	284
Currency exchange difference in foreign currencies operations	240	730 463	819 577	678 730	640 127
Allocation to assessment reserves	250	X	-	X	-
Writing off payables and receivables the claim limitation period of which has expired	260	-	-	-	-

CHAPTER VIII. Additional information on the Issuer and securities placed by the Issuer

8.1. Additional information on the Issuer

8.1.1. Information on the amount and structure of Issuer's charter (shared) capital (shared fund)

JSC "Aeroflot" charter capital amounts to 1 110 616 299 (One billion one hundred an ten million six hundred sixteen thousand ninety nine) rubles.

Type of registered person	*Number of registered persons*	*% of Charter capital*
Legal persons	*33*	*91.93%*
Physical persons	*11 381*	*8.07%*
Total	*11 414*	*100%*

8.1.2. Information on changes of the amount of the charter (shared) capital (shred fund) of the issuer

The amount of charter capital of the Issuer has not been changed since 1999.

8.2. Information on Declared (Accrued) and Paid Dividend on Issuer's Shares and on Profits from Issuer's Bonds

Dividends on shares of given category (type):
Period: ***1999***
Amount of dividend per one share (rubles): ***0.01***
Total amount of dividend paid on shares of given category (type) (rubles): ***11 106 162.99***
Total dividend amount actually paid on shares of given category (type) (rubles): ***10 472 362.75***

Period: ***2000***
Amount of dividend per one share (rubles): ***0.03***
Total amount of dividend paid on shares of given category (type) (rubles): ***33 318 488.97***
Total amount actually paid on shares of given category (type) (rubles): ***31 028 380.72***

Period: ***2001***
Amount of dividend per one share (rubles): ***0.06***
Total amount of dividend paid on shares of given category (type) (rubles): ***66 636 977.94***
Total amount actually paid on shares of given category (type) (rubles): ***65 765 589.15***

Period: ***2002***
Amount of dividend per one share (rubles): ***0.29***
Total amount of dividend paid on shares of given category (type) (rubles): ***322 033 567.62***

Total amount actually paid on shares of given category (type) (rubles): ***321 637 436.72***

Period: ***2003***
Amount of dividend per one share (rubles): ***0.43***
Total amount of dividend paid on shares of given category (type) (rubles): ***485 316 700***
Total amount actually paid on shares of given category (type) (rubles): ***459 201 95.80***

Period: ***2004***
Amount of dividend per one share (rubles): ***0.70***
Total amount of dividend paid on shares of given category (type) (rubles): ***777 431 409.3***
Total amount actually paid on shares of given category (type) (rubles): ***776 598 340.2***

Period: ***2005***
Amount of dividend per one share (rubles): ***0.82***
Total amount of dividend paid on shares of given category (type) (rubles): ***910 893 155.0***
Total amount actually paid on shares of given category (type) (rubles): -

The reason for the variance between the declared and actually paid amounts is the absence in the Issuer's registry of shareholders' information current at the date of dividend payment or the return of payment because of incorrect or missing information about the previously specified personal shareholders' information